Exhibit 99.1

JOINT STOCK COMPANY

KASPI.KZ

Consolidated Financial Statements
For the years ended

31 December 2023, 2024, and 2025

Joint Stock Company Kaspi.kz

Table of Contents

Page

CONSOLIDATED FINANCIAL STATEMENTS FOR THE years ENDED 31 December 2023, 2024, and 2025:

Consolidated statements of profit or loss	3

Consolidated statements of other comprehensive income	4

Consolidated statements of financial position	5

Consolidated statements of changes in equity	6-7

Consolidated statements of cash flows	8

Notes to the Consolidated financial statements	9-77

Joint Stock Company Kaspi.kz

Consolidated Statements of Profit or Loss

For the Years Ended 31 December 2023, 2024, and 2025

(in millions of KZT, except for earnings per share which are in KZT)

	Notes	2023	2024	2025
REVENUE	4,5,27	1,913,490	2,532,156	4,046,074
Net fee revenue		987,967	1,275,125	1,598,351
Interest revenue		833,516	1,082,668	1,579,346
Retail revenue		68,807	163,134	850,127
Other gains		23,200	11,229	18,250

COSTS AND OPERATING EXPENSES	6,27	(891,486)	(1,249,867)	(2,714,156)
Interest expenses and fees		(478,010)	(616,116)	(908,698)
Transaction expenses		(27,470)	(29,494)	(31,603)
Cost of goods and services		(166,356)	(303,858)	(1,179,141)
Technology & product development		(88,657)	(109,553)	(208,580)
Sales & marketing		(21,891)	(43,990)	(146,231)
General & administrative expenses		(29,468)	(32,899)	(78,252)
Provision expenses	7	(79,634)	(113,957)	(161,651)

NET INCOME BEFORE TAX		1,022,004	1,282,289	1,331,918

Income tax	8	(173,234)	(225,455)	(264,211)

NET INCOME		848,770	1,056,834	1,067,707

Attributable to:
Shareholders of the Company		841,351	1,039,739	1,073,177
Non-controlling interest	25	7,419	17,095	(5,470)
NET INCOME		848,770	1,056,834	1,067,707
Earnings per share
Basic (KZT)	9	4,431	5,477	5,631
Diluted (KZT)	9	4,381	5,431	5,592

The accompanying notes are an integral part of these consolidated financial statements.

Joint Stock Company Kaspi.kz

Consolidated Statements of Other Comprehensive Income

For the Years Ended 31 December 2023, 2024, and 2025

(in millions of KZT)

	2023	2024	2025

NET INCOME	848,770	1,056,834	1,067,707

OTHER COMPREHENSIVE INCOME/LOSS
Items that will not be reclassified subsequently to profit or loss:
Movement in investment revaluation reserve for equity instruments at FVTOCI	42	95	(6)

Items that may be reclassified subsequently to profit or loss:

(Losses)/gains arising during the period, net of tax KZT Nil, for debt instruments at FVTOCI	15,274	29,780	(76,378)
Foreign exchange differences on translation of foreign operations	(13)	425	2,507
Expected (credit losses)/recoveries recognized in profit or loss, for debt instruments at FVTOCI	669	(230)	(362)
Reclassification of gains included in profit or loss, net of tax KZT Nil, for debt instruments at FVTOCI	3,149	1,570	1,732

Other comprehensive (loss)/income for the year	19,121	31,640	(72,507)

TOTAL COMPREHENSIVE INCOME	867,891	1,088,474	995,200
Attributable to:
Shareholders of the Company	860,271	1,071,046	991,606
Non-controlling interest	7,620	17,428	3,594
TOTAL COMPREHENSIVE INCOME	867,891	1,088,474	995,200

The accompanying notes are an integral part of these consolidated financial statements.

Joint Stock Company Kaspi.kz

Consolidated Statements of Financial Position

As at 31 December 2024 and 2025

(in millions of KZT)

	Notes	2024	2025
ASSETS:
Cash and cash equivalents	10	619,470	903,143
Mandatory cash balances with National Bank of the Republic of Kazakhstan		57,307	305,126
Due from banks		37,908	51,951
Investment securities and derivatives	11	1,506,831	1,179,819
Loans to customers	12,27	5,746,600	7,172,162
Property, equipment and intangible assets	13	269,289	714,361
Goodwill	14	17,438	447,128
Inventory	15	16,164	124,522
Other assets	16,27	106,094	183,536

TOTAL ASSETS		8,377,101	11,081,748

LIABILITIES AND EQUITY

LIABILITIES:
Due to banks	17,27	24,474	16,183
Customer accounts	18,27	6,561,950	7,531,286
Debt securities issued	19	51,050	331,992
Subordinated debt	20	62,416	161
Trade liabilities	21	22,454	346,401
Other liabilities	22,27	81,896	254,148

TOTAL LIABILITIES		6,804,240	8,480,171

EQUITY:
Issued capital	23	130,144	130,144
Treasury shares	23	(151,521)	(169,985)
Additional paid-in-capital		506	506
Revaluation reserve/(deficit) of financial assets and other reserves		41,026	(40,545)
Share-based compensation reserve	24	31,774	27,938
Retained earnings		1,465,295	2,543,785
Total equity attributable to Shareholders of the Company		1,517,224	2,491,843
Non-controlling interest	25	55,637	109,734
TOTAL EQUITY		1,572,861	2,601,577

TOTAL LIABILITIES AND EQUITY		8,377,101	11,081,748

The accompanying notes are an integral part of these consolidated financial statements.

Joint Stock Company Kaspi.kz

Consolidated Statements Of Changes in Equity

For the Years Ended 31 December 2023, 2024, and 2025

(in millions of KZT)

	Issued capital	Treasury shares	Additional paid-in-capital	Revaluation reserve/ (deficit) of financial assets and other reserves	Share-based compensation reserve	Retained earnings	Total equity attributable to Shareholders of the Company	Non-controlling interest	Total equity
Balance as at 31 December 2022	130,144	(94,058)	506	(9,201)	29,274	762,500	819,165	6,524	825,689
Net income	-	-	-	-	-	841,351	841,351	7,419	848,770
Other comprehensive income	-	-	-	18,920	-	-	18,920	201	19,121
Total comprehensive income	-	-	-	18,920	-	841,351	860,271	7,620	867,891
Acquisitions of subsidiaries with non-controlling interest	-	-	-	-	-	-	-	18,183	18,183
Adjustment arising from change in non-controlling interest	-	-	-	-	-	(1,337)	(1,337)	1,337	-
Dividends declared	-	-	-	-	-	(560,132)	(560,132)	-	(560,132)
Dividends declared by subsidiary to non-controlling interest	-	-	-	-	-	-	-	(8,574)	(8,574)
Share options accrued	-	-	-	-	20,859	-	20,859	-	20,859
Share options exercised	-	2,760	-	-	(15,323)	12,563	-	-	-
Share buy-back program	-	(60,703)	-	-	-	-	(60,703)	-	(60,703)
Balance as at 31 December 2023	130,144	(152,001)	506	9,719	34,810	1,054,945	1,078,123	25,090	1,103,213
Net income	-	-	-	-	-	1,039,739	1,039,739	17,095	1,056,834
Other comprehensive income	-	-	-	31,307	-	-	31,307	333	31,640
Total comprehensive income	-	-	-	31,307	-	1,039,739	1,071,046	17,428	1,088,474
Dividends declared	-	-	-	-	-	(646,056)	(646,056)	-	(646,056)
Dividends declared by subsidiary to non-controlling interest	-	-	-	-	-	-	-	(12,094)	(12,094)
Adjustment related to acquisition of subsidiary with non-controlling interest	-	-	-	-	-	-	-	25,213	25,213
Share options accrued	-	-	-	-	16,963	-	16,963	-	16,963
Share options exercised	-	3,332	-	-	(19,999)	16,667	-	-	-
Share buy-back program	-	(2,852)	-	-	-	-	(2,852)	-	(2,852)
Balance as at 31 December 2024	130,144	(151,521)	506	41,026	31,774	1,465,295	1,517,224	55,637	1,572,861

Joint Stock Company Kaspi.kz

Consolidated Statements Of Changes in Equity (Continued)

For the Years Ended 31 December 2023, 2024, and 2025

(in millions of KZT)

	Issued capital	Treasury shares	Additional paid-in-capital	Revaluation reserve/ (deficit) of financial assets and other reserves	Share-based compensation reserve	Retained earnings	Total equity attributable to Shareholders of the Company	Non-controlling interest	Total equity
Balance as at 31 December 2024	130,144	(151,521)	506	41,026	31,774	1,465,295	1,517,224	55,637	1,572,861
Net income/(loss)	-	-	-	-	-	1,073,177	1,073,177	(5,470)	1,067,707
Other comprehensive (loss)/income	-	-	-	(81,571)	-	-	(81,571)	9,064	(72,507)
Total comprehensive income/(loss)	-	-	-	(81,571)	-	1,073,177	991,606	3,594	995,200
Acquisition of subsidiary with NCI	-	-	-	-	-	-	-	85,736	85,736
Change in ownership interest in subsidiary without loss of control	-	-	-	-	-	(10,556)	(10,556)	(23,164)	(33,720)
Dividends declared by subsidiary to non-controlling interest	-	-	-	-	-	-	-	(12,069)	(12,069)
Share options accrued	-	-	-	-	15,476	-	15,476	-	15,476
Share options exercised	-	3,443	-	-	(19,312)	15,869	-	-	-
Share buy-back program	-	(21,907)	-	-	-	-	(21,907)	-	(21,907)
Balance as at 31 December 2025	130,144	(169,985)	506	(40,545)	27,938	2,543,785	2,491,843	109,734	2,601,577

The accompanying notes are an integral part of these consolidated financial statements.

Joint Stock Company Kaspi.kz

Consolidated Statements of Cash Flows

For the Years Ended 31 December 2023, 2024, and 2025

(in millions of KZT)

	2023	2024	2025
CASH FLOWS FROM OPERATING ACTIVITIES:
Interest received from loans to customers	598,005	843,021	1,431,366
Other interest received	71,129	162,428	212,106
Interest paid	(454,502)	(597,046)	(874,234)
Expenses paid on obligatory insurance of individual deposits	(10,622)	(13,751)	(18,817)
Net fee revenue received	1,002,604	1,287,487	1,623,718
Retail revenue received	68,807	163,134	850,127
Sales & marketing expenses paid	(34,753)	(43,975)	(146,689)
Other income received	21,584	10,714	10,818
Transaction expenses paid	(27,470)	(29,494)	(31,603)
Cost of goods and services purchased	(164,372)	(302,388)	(1,188,016)
Technology & product development expenses paid	(50,892)	(73,811)	(131,805)
General & administrative expenses paid	(16,543)	(23,746)	(68,353)
Cash flows from operating activities before changes in operating assets and liabilities	1,002,975	1,382,573	1,668,618
Changes in operating assets and liabilities
(Increase)/decrease in operating assets:
Mandatory cash balances with NBRK	(4,193)	(10,197)	(247,819)
Due from banks	(4,771)	(12,002)	(12,730)
Financial assets at FVTPL	(4,997)	3,252	(40,473)
Loans to customers	(1,132,091)	(1,612,989)	(1,662,914)
Inventory	12,096	1,825	(6,927)
Other assets	(17,503)	(1,044)	(4,010)
Increase/(decrease) in operating liabilities:
Due to banks	(27,590)	24,254	(8,255)
Customer accounts	1,434,259	1,044,723	974,460
Financial liabilities at FVTPL	1,019	(903)	6,797
Trade liabilities	11,448	8,851	115,070
Other liabilities	17,260	(28,391)	152,702
Cash inflow from operating activities before income tax	1,287,912	799,952	934,519
Income tax paid	(181,784)	(218,060)	(260,908)
Net cash inflow from operating activities	1,106,128	581,892	673,611
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, equipment and intangible assets	(50,257)	(95,726)	(182,513)
Proceeds on sale of property and equipment	221	519	7
Proceeds on disposal of investment securities at FVTOCI	2,481,230	633,058	1,006,801
Purchase of investment securities at FVTOCI	(2,620,502)	(646,215)	(779,264)
Acquisitions of subsidiaries, net of cash and cash equivalent acquired	(29,052)	-	(552,834)
Net cash outflow from investing activities	(218,360)	(108,364)	(507,803)
CASH FLOWS FROM FINANCING ACTIVITIES:
Dividends paid	(560,132)	(646,056)	-
Dividends paid by subsidiary to non-controlling interest	(8,574)	(12,094)	(12,069)
Purchase of treasury shares	(60,703)	(2,852)	(21,907)
Repayment of debt securities issued	(41,261)	(48,769)	(48,996)
Repayment of subordinated debt	(5,300)	-	(59,103)
Proceeds from issue of debt securities	-	-	326,047
Acquisition of non-controlling interests	-	-	(33,721)
Net cash inflow/(outflow) from financing activities	(675,970)	(709,771)	150,251

Effect of changes in foreign exchange rate on cash and cash equivalents	(6,692)	35,247	(32,386)

NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	205,106	(200,996)	283,673

CASH AND CASH EQUIVALENTS, beginning of period	615,360	820,466	619,470
CASH AND CASH EQUIVALENTS, end of period	820,466	619,470	903,143

The accompanying notes are an integral part of these consolidated financial statements.

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements

For the Years Ended 31 December 2023, 2024, and 2025

(in millions of KZT)

1.
Corporate information

Overview

Kaspi.kz operates a two-sided Super App business model in Kazakhstan: the Kaspi.kz Super App for consumers and the Kaspi Pay Super App for merchants and entrepreneurs. Our offerings include payments, marketplace and fintech solutions for both consumers and merchants. Our business model, reinforced by our highly recognizable brand and continuing product innovation, generates powerful network effects, which has resulted in growth across all our platforms and strong financial performance. Since 2025 the Group operates the Hepsiburada marketplace in Türkiye.

Kaspi.kz Segments

Our segment reporting is based on our three business platforms:

•
Payments: Our Payments Platform facilitates transactions between and among merchants and consumers. For consumers, our Payments Platform is a highly convenient way to pay for shopping transactions, regular household bills and make peer-to-peer payments. For merchants, our Payments Platform enables them to accept payments online and in-store, issue and instantly settle invoices, pay suppliers and monitor merchants’ turnover. Our Payments Platform is our main customer acquisition tool and we consider it to be fundamental for high levels of customer engagement. Having achieved scale with consumers and merchants, our Payments Platform brings more value to consumers and merchants.
•
Marketplace: Our Marketplace Platform connects both online and offline merchants with consumers, enabling merchants to increase their sales and allowing consumers to purchase a broad selection of products and services from a wide range of merchants. Marketplace has three main propositions — m-Commerce, e-Commerce, and Kaspi Travel. m-Commerce brings a digital shopping experience to a merchant’s physical location, while consumers can use e-Commerce to shop anywhere, anytime and typically with free delivery. Kaspi Travel allows consumers to book domestic and international flights, domestic rail tickets, and domestic and international package holidays. All Marketplace services, except for Türkiye, are integrated with our Fintech and Payments Platforms. Other than in e-Grocery (which enables consumers to order groceries through the Kaspi.kz Super App with home delivery), part of e-Cars (which facilitates buying and selling used cars), and Türkiye Marketplace (which represents hybrid commerce model rooted in a unified “1P” and “3P” based catalogue), our Marketplace Platform is a “3P” model, enabling third-party merchants to sell their products directly to consumers.
•
Fintech: Our Fintech Platform provides consumers and merchants with BNPL, finance and deposit products. All our Fintech services can be accessed through our Super Apps, fully digitally, with users identified using Kaspi ID biometrics technology. We lend only in local currency and we fund our financing products mainly using deposit products, which are primarily local currency savings accounts. As we add more opportunities to transact with the Kaspi.kz Super App, we anticipate that consumers will keep more of their deposits with us.

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2023, 2024, and 2025

(in millions of KZT)

Information about the group of companies

Joint Stock Company Kaspi.kz (“the Company” or “the Group”) was incorporated in the Republic of Kazakhstan in 2008. The Company is regulated by the National Bank of the Republic of Kazakhstan (“NBRK”) and the Agency of the Republic of Kazakhstan for Regulation and Development of Financial Market. The registered address of the Company is 154A, Nauryzbai Batyr street, Almaty, 050013, the Republic of Kazakhstan.

On 3 February 2023, Kaspi Shop LLC, our subsidiary, acquired a 51% share in “Magnum E-commerce Kazakhstan” LLC, followed by an acquisition of an additional 39.01% of the shares in “Magnum E-commerce Kazakhstan” LLC to 90.01%. The remaining 9.99% is owned by “Magnum Cash&Carry” LLС, the largest retail food chain in Kazakhstan.

On 12 October 2023, Kaspi Shop LLC, our subsidiary, acquired 39.758% of the shares of Kolesa JSC from Krysha & Kolesa Holding B.V. (“the Kolesa Group”), an indirect subsidiary of Baring Vostok Private Equity Fund V. On 12 October 2023, Mikheil Lomtadze, Chairman of the Management Board and significant shareholder of the Group, who is also a significant shareholder of Kolesa Group, has assigned 11% of the shares of Kolesa Group to Kaspi Shop LLC in trust, under a trust management agreement to Kaspi Shop LLC, which enables Kaspi Shop LLC to hold approximately 50.76% of the voting rights in Kolesa Group, allowing Kaspi Shop LLC to vote with these shares in a manner consistent with Kaspi Shop LLC’s interests. Therefore, the Trust Management Agreement gives control over the board of directors of Kolesa Group.

On 29 January 2025, the Group acquired 65.41% share in “D-MARKET Electronic Services & Trading” (“Hepsiburada”) JSC with the consideration of approximately USD 1,127 million, followed by an acquisition of an additional 10.55% of the shares in Hepsiburada to 75.96% with the consideration of approximately USD 66 million.

On 27 March 2025, Kaspi.kz has signed a share purchase agreement with Rabobank Group, relating to the purchase of Rabobank’s Turkish subsidiary Rabobank A.Ş. The transaction is not material. Rabobank A.Ş. is a fully licensed bank in Türkiye which has neither borrowing or depositing clients nor a branch network. At the time the consolidated financial statements were authorised for issue, the agreement is subject to customary closing conditions and receipt of regulatory approval by certain Turkish government agencies.

On 10 September 2025, the Group has signed an agreement on sale of Portmone Group to an unrelated third party. The transaction does not represent a separate major line of business or geographical area, and is not presented as discontinued operations in accordance with IFRS 5 in these consolidated financial statements. No material gain/loss was recognised by the Group as net assets approximated the fair value of consideration received. Portmone Group was part of the Group’s Payments segment.

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2023, 2024, and 2025

(in millions of KZT)

The Company is the parent of the following directly and indirectly held subsidiaries:

Subsidiary	Type of operation	Country of operation	Ownership as at 31 December 2023	Ownership as at 31 December 2024	Ownership as at 31 December 2025
Kaspi Pay LLC	Payment processing services	Kazakhstan	Directly (100%)	Directly (100%)	Directly (100%)
Kaspi Shop LLC	Marketplace	Kazakhstan	Directly (100%)	Directly (100%)	Directly (100%)
Hepsiburada	Marketplace	Türkiye	-	-	Directly (75.96%)
Kaspi Travel LLC	Online travel	Kazakhstan	Directly (100%)	Directly (100%)	Directly (100%)
Kolesa Group	Classifieds	Kazakhstan	Indirectly (39.76%)	Indirectly (39.56%)	Indirectly (39.6%)
Magnum E-commerce Kazakhstan LLC	E-Grocery	Kazakhstan	Indirectly (90.01%)	Indirectly (90.01%)	Indirectly (90.01%)
Kaspi Bank JSC	Banking	Kazakhstan	Indirectly (98.95%)	Indirectly (98.95%)	Indirectly (98.95%)
ARK Balance LLC	Distressed asset management	Kazakhstan	Indirectly (98.95%)	Indirectly (98.95%)	Indirectly (98.95%)
Kaspi Office LLC	Real estate	Kazakhstan	Directly (100%)	Directly (100%)	Directly (100%)
Kaspi Group JSC	Holding company	Kazakhstan	Directly (100%)	Directly (100%)	Directly (100%)
Digital Classifieds LLC	Classifieds	Azerbaijan	Indirectly (100%)	Indirectly (100%)	Indirectly (100%)
Portmone Group	Payment processing services	Ukraine	Indirectly (100%)	Indirectly (100%)	-
Kaspi Cloud LLC	Storage and processing of information	Kazakhstan	Indirectly (100%)	Indirectly (100%)	Indirectly (100%)

The shareholders are as follows:

	2023%	2024%	2025%

Baring Funds*	27.53	24.69	23.22
Mikheil Lomtadze	24.67	22.60	22.58
Vyacheslav Kim	23.47	21.40	20.74
Public Investors	20.92	27.67	29.59
Management	3.41	3.64	3.87

Total	100.00	100.00	100.00

*As at 31 December 2023, 2024, and 2025, Asia Equity Partners Limited held 21.06%, 8.73% and 7.29% of total shares respectively, Fintech Partners Limited held 0%, 9.50% and 9.49% of total shares respectively, Baring Fintech Nexus Limited held 6.47%, 6.45% and 0% of total shares respectively, and European Investors Limited held 0%, 0% and 6.44% of total shares respectively, on behalf of Baring Funds.

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2023, 2024, and 2025

(in millions of KZT)

2.
Basis of presentation

Foreign currency translation

The consolidated financial statements have been prepared in Kazakhstani tenge, which is also the functional currency of the Company.

The individual financial statements of each Group company are presented in the currency of the primary economic environment in which it operates (its functional currency). In preparing the financial statements of each individual entity, monetary assets and liabilities denominated in currencies other than the entity’s functional currency (foreign currencies) are translated at the appropriate spot rates or exchange rates prevailing at the reporting date. Transactions in foreign currencies are initially recorded at their spot rates at the date of the transaction.

With the exception of the Group’s Turkish lira operations, which is subject to hyperinflationary accounting, as explained in the accounting policies below, non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined.

The individual financial statements of each Group company whose functional currency is the currency of a hyperinflationary economy are adjusted for inflation and then translated into Kazakhstani tenge using the reporting date exchange rate.

Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated accordingly.

Rates of exchange

The exchange rates at the period-end used by the Group in the preparation of the consolidated financial statements are as follows:

	2023	2024	2025

KZT/USD	454.56	525.11	505.53
KZT/EUR	502.24	546.74	593.44
KZT/TRY	-	-	11.80

Going concern

These consolidated financial statements have been prepared on the assumption that the Group is a going concern, as the Group has the resources to continue in operation for at least the next twelve months. In making this assessment, management has considered a wide range of information in relation to present and future economic conditions, including projections of cash flows, profit and capital resources.

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2023, 2024, and 2025

(in millions of KZT)

3.
Material accounting policies

Basis of accounting

These consolidated financial statements have been prepared in accordance with IFRS Accounting Standards as issued by the IASB.

The Company and its subsidiaries maintain their accounting records in accordance with IFRS Accounting Standards as issued by the IASB. The consolidated financial statements have been prepared on the historical cost basis, except for the revaluation of certain properties and financial instruments that are measured at revalued amounts or fair values at the end of each reporting period, as explained in the accounting policies below, and for the application of IAS 29 “Financial Reporting in Hyperinflationary Economies” (“IAS 29”) for the Group’s subsidiaries reporting in Turkish lira, as explained in the accounting policies below. The Group presents its statements of financial position in order of liquidity.

Offsetting

Financial assets and financial liabilities are offset and the net amount reported in the Consolidated Statements of Financial Position only when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liability simultaneously. Income and expense are not offset in the Consolidated Statements of Profit or Loss unless required or permitted by any accounting standards or interpretations, and as specifically disclosed in the accounting policies of the Group.

The principal accounting policies adopted are set out below.

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company (its subsidiaries). Control is achieved when the Company has power over the investee; is exposed, or has rights, to variable returns from its involvement with the investee; and has the ability to use its power to affect its returns.

The Company reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.

When the Company has less than a majority of the voting rights of an investee, it has power over the investee when the voting rights are sufficient to give it the practical ability to direct the relevant activities of the investee unilaterally. The Company considers all relevant facts and circumstances in assessing whether or not the Company’s voting rights in an investee are sufficient to give it power. Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary.

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2023, 2024, and 2025

(in millions of KZT)

Non-controlling interests

Non-controlling interests represent the portion of profit or loss and net assets of subsidiaries not owned, directly or indirectly, by the Company. Non-controlling interests may initially be measured at fair value or at the non-controlling interests’ proportionate share of the fair value of the acquiree’s identifiable net assets. The choice of measurement is made on an acquisition-by-acquisition basis. Non-controlling interests are presented separately in the Consolidated Statements of Profit or Loss and within equity in the Consolidated Statements of Financial Position, separately from those attributable to the shareholders of the Company.

Hyperinflationary economy

The economy of Türkiye was designated as hyperinflationary from 30 June 2022. The Group has applied IAS 29 to its Turkish operations whose functional currencies are Turkish Lira from 29 January 2025. In applying IAS 29, the Turkish lira results and non-monetary asset and liability balances for relevant financial years have been revalued to their present value equivalent local currency amounts at the reporting date, based on the consumer price indexes issued by the Statistical Institute of Türkiye. Comparative periods are not restated per IAS 21 “The Effects of Changes in Foreign Exchange rates”. Türkiye’s annual inflation rate for the year ended 31 December 2025 was 30.89%.

For the Group’s operations in Türkiye:

− The gain or loss on the revaluation of net monetary assets resulting from IAS 29 application is recognized in the Consolidated Statements of Profit or Loss within Other gains/(losses);

− The Group presents the gain or loss on cash and cash equivalents as monetary items together with the effect of inflation on operating, investing and financing cash flows as one number in the Consolidated Statement of Cash Flows;

− The Group has presented the equity revaluation effects and the impact of currency movements within Consolidated Statement of Other Comprehensive Income as such amounts are judged to meet the definition of ‘exchange differences’.

Cash and cash equivalents

Cash and cash equivalents include cash on hand, cash balances with NBRK, reverse repurchase agreements and unrestricted balances on correspondent accounts and deposits with other banks with original maturities within three months and are free from contractual encumbrances. Cash and cash equivalents are measured at amortized cost.

Mandatory cash balances with NBRK

Mandatory cash balances with NBRK represent funds in correspondent accounts with the NBRK and cash which are not available to finance the Group’s day to day operations and, hence, are not considered as part of cash and cash equivalents for the purpose of the Consolidated Statements of Cash Flows.

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2023, 2024, and 2025

(in millions of KZT)

Due from banks

In the normal course of business, the Group maintains advances and deposits for various periods of time with other banks. Due from banks initially are recognized at fair value. Due from banks are subsequently measured at amortized cost using the effective interest method, and are carried net of allowance for impairment losses.

Property, equipment

Property, equipment and intangible assets, except land and buildings, are carried at historical cost less accumulated depreciation, with the exception of land which is not depreciated and any recognized impairment loss, if any. Depreciation on assets under construction and those not placed in service commences from the date the assets are ready for their intended use.

Depreciation of property, equipment and amortization of intangible assets is charged on the carrying value of property, equipment and intangible assets and is designed to write off assets over their useful economic lives. Depreciation has been calculated on a straight-line basis at 2% per annum for buildings and construction and 7%-50% for furniture and computers and intangible assets.

Leasehold improvements are amortized over the shorter of the life of the related leased asset or the lease term. Expenses related to repairs and renewals are charged when incurred and included in cost of goods and services in the Consolidated Statements of Profit or Loss, unless they qualify for capitalization.

Buildings and constructions held for use in the supply of services, or for administrative purposes, are stated in the Consolidated Statements of Financial Position at their revalued amounts, being the fair value at the date of revaluation determined on the basis of market data by qualified independent appraisers, less any subsequent accumulated depreciation and subsequent accumulated impairment losses. Revaluations are performed with sufficient regularity such that the carrying amounts do not differ materially from those that would be determined using fair values at the end of the reporting period.

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. The gain or loss arising on the disposal or derecognition of an asset is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in profit or loss.

Goodwill

Goodwill represents the excess of the consideration transferred over the fair value of the net assets acquired in a business combination. Goodwill derived is based on a reasonable estimation of excess earning power expected from future business development. If the aggregate of the consideration transferred is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognized as a gain from bargain purchase in the Consolidated Statements of Profit or Loss within Other gains/(losses).

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2023, 2024, and 2025

(in millions of KZT)

Goodwill is not amortized but is tested for impairment at least annually at the reporting period or more frequently when an event occurs or circumstances change that indicate the carrying value may not be recoverable. An impairment loss recognized for goodwill is not reversed in a subsequent period. For the purpose of impairment testing, goodwill is allocated to each of the Group’s cash-generating units expected to benefit from the synergies of the combination.

On disposal of a subsidiary or the relevant cash-generating unit, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

Intangible assets (trademarks, brands)

Intangible assets, such as patents, trademarks, customer bases and brands are reported at cost less accumulated amortization (where they have finite useful lives) and accumulated impairment losses.

Intangible assets with finite useful lives are amortized on a straight-line basis over their estimated useful lives at a 7%-33.3% per annum. The estimated useful life and amortization method are reviewed as at each reporting date, with the effect of any changes in estimate being accounted for on a prospective basis.

Intangible assets with indefinite useful lives are not amortized. The Group performs an analysis of product life cycle and studies market trends to provide evidence that the product will generate net cash inflows for the Group for an indefinite period. Each period, the useful lives of such assets are reviewed to determine whether events and circumstances continue to support an indefinite useful life assessment for the asset. Such assets are tested for impairment at least annually and whenever there is an indication at the end of a reporting period that the asset may be impaired.

Capitalization of internally-generated intangible assets

An internally-generated intangible asset arising from development is recognised if, and only if, all of the following conditions have been demonstrated:

•
The technical feasibility of completing the intangible asset so that it will be available for use or sale;
•
The intention to complete the intangible asset and use or sell it;
•
The ability to use or sell the intangible asset;
•
How the intangible asset will generate probable future economic benefits;
•
The availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset;
•
The ability to measure reliably the expenditure attributable to the intangible asset during its development.

The amount initially recognised for internally-generated intangible assets is the sum of the expenditure incurred from the date when the intangible asset first meets the recognition criteria listed above. Where no internally-generated intangible asset can be recognised, development expenditure is recognised in profit or loss in the period in which it is incurred.

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2023, 2024, and 2025

(in millions of KZT)

Inventory

Inventories, comprising of goods, are stated at the lower of cost and net realisable value. Cost comprises direct materials and, where applicable, direct labour costs and those overheads that have been incurred in bringing the inventories to their present location and condition. Cost is calculated using the weighted average cost method. Net realisable value represents the estimated selling price less all estimated costs of completion and estimated costs necessary to make the sale.

Impairment of non-financial assets

At the end of each reporting period, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. Where a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

Current tax

The tax currently payable is based on taxable profit for the year. Taxable profit differs from net income before tax as reported in the Consolidated Statements of Profit or Loss because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the end of the reporting period.

Deferred tax

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the Consolidated Statements of Financial Position and the corresponding tax bases. Deferred tax liabilities are generally recognized for all taxable temporary differences and deferred tax assets are generally recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized. Such deferred tax assets and liabilities are not recognized if the temporary difference arises from the initial recognition of other assets and liabilities in a transaction that affects neither the taxable profit nor net income before tax.

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2023, 2024, and 2025

(in millions of KZT)

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments and interests are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset is realized, based on tax rates
(and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Deferred income tax assets and deferred income tax liabilities are offset and reported net on the Consolidated Statements of Financial Position if:

• The Group has a legally enforceable right to set off current income tax assets against current income tax liabilities; and

• Deferred income tax assets and the deferred income tax liabilities relate to income taxes levied by the same taxation authority on the same taxable entity.

Current and deferred tax are recognized in profit or loss, except when they relate to items that are recognized in other comprehensive income or directly in equity, in which case, the current and deferred tax are also recognized in other comprehensive income or directly in equity, respectively.

Provision for Uncertain Tax Positions

The Group records a provision for uncertain tax positions if it is probable that the Group will have to make a payment to tax authorities upon their examination of a tax position. This provision is measured at the Group’s best estimate of the amount expected to be paid. Provisions are reversed to income in provision for (recovery of) income taxes in the period in which management determines they are no longer required or as determined by statute.

Taxes Other than Taxes on Income

The Republic of Kazakhstan and Türkiye also have various other taxes that are not taxes on income, which are assessed on the Group’s activities. These taxes are included as a component of cost of goods and services or general & administrative expenses in the Consolidated Statements of Profit or Loss.

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2023, 2024, and 2025

(in millions of KZT)

Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that the Group will be required to settle the obligation and a reliable estimate can be made of the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. When a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows (where the effect of the time value of money is material).

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, a receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably. The expense relating to a provision is presented in the Consolidated Statements of Profit or Loss net of any reimbursement.

Share-based compensation

Equity-settled share-based payments (such as “share options”) are measured at the fair value of the equity instruments at the grant date. The fair value excludes the effect of non-market-based vesting conditions.

The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Group’s estimate of the number of equity instruments that will eventually vest. At each reporting date, the Group revises its estimate of the number of equity instruments expected to vest as a result of the effect of non-market-based vesting conditions. The impact of the revision of the original estimates, if any, is recognized in profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to reserves. Options are forfeited if the employee leaves the Group before the options vest and no additional expense will be recognised.

The Group applies the graded vesting method on granted share options that vest in instalments over the vesting period. Each installment is separately measured and attributed to expense over the vesting period.

Contingencies

Contingent liabilities are not recognized in the consolidated statements of the financial position but are disclosed unless the possibility of any outflow in settlement is remote. A contingent asset is not recognized in the Consolidated Statements of Financial Position but disclosed when an inflow of economic benefits is probable.

Financial instruments

The Group recognizes financial assets and liabilities on its Consolidated Statements of Financial Position when it becomes a party to the contractual obligation of the instrument. Regular way purchases and sales of financial assets and liabilities are recognized using settlement date accounting.

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2023, 2024, and 2025

(in millions of KZT)

Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

Financial assets

All recognized financial assets that are within the scope of IFRS 9 are required to be measured subsequently at amortized cost or fair value on the basis of the entity’s business model for managing the financial assets and the contractual cash flow characteristics of the financial assets.

Under IFRS 9, all debt financial assets that do not meet a “solely payment of principal and interest” (“SPPI”) criterion, are classified at initial recognition as fair value through profit or loss (“FVTPL”). Under this criterion, debt instruments that do not correspond to a “basic lending arrangement”, are measured at FVTPL. For debt financial assets that meet the SPPI criterion, classification at initial recognition is determined based on the business model under which these instruments are managed:

•
Financial assets, other than equity investments, that are managed on a “hold to collect” basis are measured at amortized cost;
•
Financial assets, other than equity investments, that are managed on a “hold to collect and for sale” basis are measured at fair value through other comprehensive income (“FVTOCI”);
•
Financial assets, including equity investments, that are managed on another basis, including trading financial assets, will be measured at FVTPL.

Equity financial assets are required to be classified at initial recognition as FVTPL unless an irrevocable designation is made to classify an instrument as FVTOCI. For equity investments classified as FVTOCI, all realised and unrealised gains and losses, except for dividend income, are recognized in other comprehensive income with no subsequent reclassification to profit or loss.

Financial assets, other than equity investments, that are measured subsequently at amortized cost or at FVTOCI are subject to impairment.

After initial measurement, amortized cost financial assets are measured using the effective interest rate method, less any impairment losses. The fair value of FVTPL and FVTOCI financial assets is determined under IFRS 13 “Fair Value Measurement” (“IFRS 13”). The fair value gains or losses for FVTPL are recognized in the statements of profit or loss and for FVTOCI are recognized in the other comprehensive income, until these instruments are disposed.

Equity investments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are measured at cost less any identified impairment losses at the end of each reporting period. These instruments are accounted for at fair value under IFRS 9. The Group has designated these investments in equity instruments at FVTOCI as the Group plans to hold them in the long term for strategic reasons.

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2023, 2024, and 2025

(in millions of KZT)

The Group enters into a variety of derivative financial instruments to manage its exposure to interest rate and foreign exchange rate risk, including foreign exchange forward contracts, interest rate swaps and cross currency swaps. All derivative financial instruments are classified as held for trading and measured at fair value through profit or loss and are not designated for hedge accounting.

Expected credit loss (“ECL”) measurement – definitions

ECL is a probability-weighted measurement of the present value of future cash shortfalls
(i.e., the weighted average of credit losses, with the respective risks of default occurring in a given time period used as weights). An ECL measurement is unbiased and should be determined by evaluating a range of possible outcomes.

An ECL measurement of allowance for impairment losses is based on four components used by the Group:

•
Exposure at Default (“EAD”) – an estimate of exposure at a future default date, taking into account expected changes in exposure after the reporting date, including repayments of principal and interest, and expected drawdowns on committed facilities.
•
Probability of Default (“PD”) – an estimate of the likelihood of default to occur over a given time period.
•
Loss Given Default (“LGD”) – an estimate of a loss arising on default. It is based on the difference between contractual cash flows due and those that the lender would expect to receive, including from any collateral. It usually expressed as a percentage of EAD.
•
Discount Rate – a tool to discount an expected loss from the present value at the reporting date. The discount rate represents the effective interest rate (“EIR”) for the financial instrument or an approximation thereof.

Default and credit-impaired assets

The financial asset is considered to be in default, or credit impaired, when it meets one or more of the following criteria:

For loans to customers:

•
The borrower is more than 90 days past due on its contractual payments;
•
The bank has sold part of borrower’s debt with losses;
•
The loan had experienced a forced restructuring due to a deterioration in borrower creditworthiness;
•
The borrower is deceased (retail loans);
•
The borrower’s debt was partially or fully written off due to a deterioration in the borrower’s financial condition.

For other financial assets, debt securities and due from banks:

•
The counterparty or issuer rated at C or less per global rating agencies;
•
The counterparty or issuer is more than 30 days past due;
•
The counterparty or issuer has significant deterioration of operating results.

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2023, 2024, and 2025

(in millions of KZT)

Significant increase in credit risk (“SICR”)

The SICR assessment is performed on an individual basis and on a portfolio basis. SICR for individually significant loans is assessed on an individual basis by monitoring the triggers stated below. The criteria used to identify a SICR are monitored and reviewed periodically for appropriateness by the Group’s risk department.

The Group considers a financial instrument to have experienced a SICR when one or more of the following quantitative, qualitative or subsidiary criteria have been met:

For loans to customers:

•
Increase in lifetime probability of default over defined thresholds;
•
The number of days past due is more than 30 but less than 90;
•
External factors affect the solvency of individual groups of individuals (such as natural disasters, closure of the city-forming enterprise in the region, etc.).

For other financial assets, debt securities and due from banks:

•
Deterioration of the counterparty’s or issuer’s rating by 4 notches;
•
Deterioration of the counterparty’s or issuer’s rating up to CCC+ as per global rating agencies;
•
Deterioration of operating results of the counterparty or issuer.

ECL measurement – description of estimation techniques

General principle

For financial assets that are not purchased or originated credit impaired (“POCI”) assets, ECLs are generally measured based on the risk of default over one of two different time periods, depending on whether the borrower’s credit risk has increased significantly in a three-stage model for ECL measurement:

Stage 1: a group of financial instruments for which no significant increase in the credit risk level has been recorded since initial recognition and provisions for this group are created as 12-month ECL, and interest income is calculated based on the gross carrying amount of the financial asset.

Stage 2: a group of financial instruments for which a significant increase in the credit risk level has been recorded since the initial recognition and provisions for which equal ECL for the instrument’s lifetime, and interest income is calculated based on the gross carrying amount of the financial asset.

Stage 3: a group of credit-impaired financial instruments, for which provisions equal the ECL amount for the instrument’s lifetime, and interest income is accrued based on the carrying amount of the asset, net of the loss allowance.

ECL for POCI financial assets is always measured on a lifetime basis (Stage 3), and at the reporting date, the Group only recognizes the cumulative changes in lifetime expected credit losses since initial recognition.

The Group performs individual assessments for credit-impaired loans.

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2023, 2024, and 2025

(in millions of KZT)

The Group performs assessments on a portfolio basis for retail loans and loans issued to small and medium entities (“SMEs”). This approach incorporates aggregating the portfolio into homogeneous segments based on borrower-specific information, such as delinquency, historical data on losses and forward-looking macroeconomic information.

Macroeconomic overlay and macroeconomic scenarios

The Group incorporates forward looking information in its impairment calculations via macroeconomic models, which leads to a direct adjustment of default probabilities. To develop a future realization of these macroeconomic parameters, the Group uses three scenarios - a base scenario, an optimistic scenario and a pessimistic scenario. The latter two scenarios are assigned weights of 18% and 29% (31 December 2024: 18% and 29%). The base scenario is assigned a weights of 53% (31 December 2024: 53%). For each scenario a set of values for the relevant macroeconomic variables is used as an input for the macroeconomic model, which subsequently is applied to adjust the relevant input parameter.

The List of Macroeconomic Indicators

•
Change of nominal exchange rate USD/KZT;
•
Change of base rate KZT.

ECL measurement – description of estimation techniques

Principles of individual assessment – ECL assessments on an individual basis are done by weighting the estimates of credit losses for different possible outcomes against the probabilities of each outcome. The Group defines three possible outcomes for each loan.

Principles of portfolio assessments – to assess the staging of exposure and to measure a loss allowance on a collective basis, the Group combines its exposures into segments on the basis of shared credit risk characteristics, so that exposure to risk within a group are homogeneous.

Examples of shared characteristics include product type and the amount of loan.

Two types of PDs are used to calculate ECLs: 12-month and lifetime PD:

•
12-month PDs – the estimated probability of a default occurring within the next
12 months (or over the remaining life of a financial instrument if less than 12 months). This parameter is used to calculate 12-month ECLs. An assessment of a 12-month PD is based on the latest available historical default data and adjusted for forward-looking information;
•
Lifetime PDs – the estimated probability of a default occurring over the remaining life of a financial instrument. This parameter is used to calculate lifetime ECLs. An assessment of a lifetime PD is based on the latest available historical default data and adjusted for forward looking information.

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2023, 2024, and 2025

(in millions of KZT)

To calculate lifetime PD, the Group uses different statistical approaches depending on the segment and product type, such as the extrapolation of 12-month PDs based on migration matrixes, developing lifetime PD curves based on the historical default data, and hazard rate approach.

LGD represents the Group’s expectation of the extent of loss on a defaulted exposure and assessed on a collective basis based on the latest available recovery statistics.

For unsecured loans, the Group calculates LGD based on historical NPL collection statistics. For loans secured by cars, real estate, cash and liquid securities, the Group calculates LGD based on specific collateral characteristics, such as projected collateral values and historical sales discounts.

Modification of loans to customers

The Group modifies loans to customers in temporary financial difficulty in order to allow a borrower to recover solvency. Modification of loans is provided in the form of short-term revision of loan terms and may include the reduction of interest rate, reduction of monthly payment amount, extension of the loan term, or a combination of these measures that do not lead to derecognition of the financial asset. After the recovery period, pre-modification contractual terms are to be applied. The recovery period is agreed in the modification terms, but in most cases is set for 6 months.

Modification of loan is provided only once and to the borrowers with overdue less than
90 days on a modification date, where sufficient grounds exist to support its recoverability.

During the recovery period, such modified loans are classified to Stage 3, with corresponding increase in loss allowance. After the recovery period, such modified loans are allocated to the relevant impairment category, based on its days past due and impairment methodology.

Restructuring of loans to customers

The Group restructures loans of defaulted borrowers by providing an interest free extended schedule. The new loan schedule has an annuity structure with no grace period. Loans that were restructured after derecognition are deemed to be POCI (purchased or originated credit impaired). The difference recognized as a derecognition gain or loss, to the extent that an impairment loss has not already been recorded. The Group continues to recognize restructured impaired loans at Stage 3 for at least 1 year, in case if loan was not derecognized otherwise and classified as POCI.

Derecognition of financial assets

The Group derecognizes a financial asset only when the contractual rights to the cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity. On derecognition of a financial asset in its entirety, the difference between the asset’s carrying amount and the sum of the consideration received and the cumulative gain or loss that had been recognized in other comprehensive income and accumulated in equity is recognized in profit or loss as provision expense. On derecognition of a financial asset other than in its entirety, the Group allocates the previous carrying amount of the financial asset between the part it continues to recognize under continuing involvement, and the part it no longer recognizes on the basis of the relative fair values of those parts on the date of the transfer.

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2023, 2024, and 2025

(in millions of KZT)

Financial liabilities

Financial liabilities, such as due to banks, customer accounts, debt securities issued, subordinated debt, trade liabilities and other financial liabilities are initially recognized at fair value. Subsequently amounts due are stated at amortized cost and any difference between carrying and redemption value is recognized in the Consolidated Statements of Profit or Loss over the period of the borrowings using the effective interest method as a component of interest expense.

Derecognition of financial liabilities

The Group derecognizes financial liabilities when, and only when, the Group’s obligations are discharged, cancelled, or expired. Where an existing financial liability is replaced by another from the same counterparty on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a de-recognition of the original liability and the recognition of a new liability, and the difference between the carrying amount of the financial liability derecognized and the consideration paid is recognized in the Consolidated Statements of Profit or Loss.

Recognition of interest income and expense

Financial assets include products such as consumer loans, merchant financing, BNPL and car financing, securities and deposits placed with banks. Interest income from a financial asset is recognized when it is probable that the economic benefits will flow to the Group and the amount of income can be measured reliably.

Interest income and expense are recognized on an accrual basis using the effective interest method. The effective interest method is a method of calculating the amortized cost of a financial asset or a financial liability (or group of financial assets or financial liabilities) and of allocating the interest income or interest expense over the relevant period.

The effective interest rate is the rate that exactly discounts estimated future cash payments or receipts (including all fees paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial instrument or, (where appropriate) a shorter period to the gross carrying amount.

Interest earned on assets at fair value is classified within interest income.

All other fees and commissions are accounted for in accordance with IFRS 15.

Revenue recognition

Net fee revenue of the Group is comprised of fee revenue from each of our segments, which is accounted for in accordance with IFRS 15, net of rewards. IFRS 15 requires the application of a “five steps” process to determine the appropriate manner and timing for revenue recognition. The following accounting policies describe each of these steps for our material sources of revenue.

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2023, 2024, and 2025

(in millions of KZT)

Payments fee revenue includes transaction revenue (from both merchants and retail customers) and membership revenue.

•
Transaction revenue:

-
Transaction revenue from merchants, as our customers, is generated pursuant to for payments processing service agreements. The Group’s performance obligation is to process payments made to or by merchants and the transaction price is determined as a percentage of the value of goods or services being sold by merchants and/or otherwise transacted by consumers and therefore processed through Kaspi.kz. The incentives in form of bonus (rewards) are accounted as variable consideration payable and decrease the transaction price. Allocation of the transaction price is based on the relative standalone selling prices and transactions underlying each performance obligation. Revenue is recognized at point in time when a transaction is processed. The Group has determined that it is a principal to payments processing services for merchants that use the Kaspi Payments platform, as it is primarily responsible for fulfilling the contractual terms because it is primarily responsible for the quality of the payment processing services and directly deals with the retail customer and merchant. In addition, the Group has discretion in establishing the price that it charges to merchants for the specified services. Therefore, the Group recognizes revenue of the gross amount of agreed consideration to which it expects to be entitled in exchange for the services transferred. Transaction fees from merchants are earned for processing payment services such as bill payments for regular household needs, QR code payments for purchases both online and in-store, B2B (business to business) and processing of our debit cards and third-party issued cards through the Kaspi Payments platform.

-
Transaction revenue from retail customers, as our customers, is generated pursuant to debit payment card service agreements. The Group’s performance obligation is to process payments initiated by retail customers. The transaction price is determined as a percentage of the payment amount and is allocated to each performance obligation (transaction processing) on a standalone basis. Revenue is recognized at point in time when a transaction is processed. The Group is the principal for payment processing services relating to retail customers’ (debit card holders) use of the Kaspi Payments platform. As a result, revenue is recognized on a gross basis, as the Group is primarily responsible for fulfilling the payment processing on its own payments platform and has discretion in establishing the selling price of the payment processing service to the retail customer, irrespective of the costs the Group incur in instances where the Group may utilize other payment intermediaries. Transaction fees from customers using Kaspi Payments platform are earned for processing payment services such as debit card transactions and P2P payments to other banks’ cards. When using third-party payments platforms or networks (e.g., Visa/Mastercard), the Group is an agent for the payment processing services to retail customers (debit card holders) and, therefore, revenue is recognized on a net basis, as the Group is not primarily responsible for fulfilling the payment processing on third parties’ payments platforms/networks and has no discretion in establishing the selling price of the payment processing service to the retail customer on third party payment platforms/networks. Transaction fees from customers using third-party payments platform are earned for processing debit card transactions.

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2023, 2024, and 2025

(in millions of KZT)

•
Membership revenue is generated from annual and monthly fees earned during the period. Membership fee revenue is deferred and recognized over the terms of the applicable memberships on a straight-line basis. Membership fees are paid on a monthly basis or paid up front at the beginning of the applicable membership period by retail customers and merchants for accessing various Kaspi.kz services. Memberships are cancellable and non-refundable.

Marketplace fee revenue includes seller fees paid by merchants from our “3P” marketplace business, including Hepsiburada marketplace, Kaspi Travel, advertising and delivery transactions originated during both online and in store shopping. It also includes revenue from Kolesa Group, largest car and real estate classifieds platform in Kazakhstan, Autoelon.uz — car marketplace and member of the Kolesa Group in Uzbekistan and Digital Classifieds LLC mobile classified app in Azerbaijan.

•
“3P” Marketplace business fee revenue is generated through merchants, our customer in this case, selling their products and services directly to retail consumers through Kaspi.kz Super App and Hepsiburada marketplace pursuant to contracts with the Group. The facilitation of transfer of products and services through the Kaspi.kz Super App and Hepsiburada marketplace from the merchant to the retail consumer is considered a performance obligation of the Group and the transaction price is generally determined as a percentage of the value of goods or services being sold by the merchant to the retail consumer. The incentives in form of bonus (rewards) are accounted as variable consideration payable and decrease the transaction price. Transaction price for delivery revenue is determined in accordance with the applicable delivery tariffs. Allocation of the transaction price is based on the relative standalone selling price of the transaction service underlying each performance obligation. The Group recognizes revenue from the merchant when the retail customer obtains control over the merchant’s products or services. The Group is an agent in the transaction between a merchant and a retail consumer, as the Group does not obtain control over the specified good or service before it is transferred to the retail consumer, does not have discretion in establishing the prices for the specified good or service and is not primarily responsible for fulfilling the obligation to provide the specified good or service. Revenue is recognized on a net basis at point in time when the retail customer obtains control over the merchant’s products or services. The Group is a principal for delivery revenue, as it is primarily responsible for fulfilling the performance obligations and has discretion in establishing the tariffs.

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2023, 2024, and 2025

(in millions of KZT)

Fintech fee revenue:

•
Banking service fees are the main part of Fintech fee revenue and are recognized under banking service agreements with retail customers, our customers in this case. The Group’s performance obligations under these agreements are to provide additional cancellable banking services, that fall beyond standard services. These services include: access to a wide network of Kaspi ATMs with cash withdrawals free of charge with higher limits than general free cash withdrawal limits; 24-hour service line support for borrowers, transfers of loan amounts between Kaspi customers’ accounts and ability to use these funds for bill payments, transfers and other transactions via mobile application; SMS and mobile push notification/reminder services related to loans; issuance of loan statements/certificates free of charge via mobile application, and other services. The transaction price is determined as a fixed, monthly fee for access to these services and is allocated on a single performance obligation basis over the period of the banking service agreements. The Group is a principal under these agreements, as it is primarily responsible for fulfilling the performance obligations and has discretion in establishing the prices for services. As a result, the revenue is recognized on a gross basis over the period in which the services are provided, typically monthly.

Retail revenue includes revenue from the sale of consumer goods on Hepsiburada marketplace, revenue from e-Grocery transactions for the sale of products and related delivery fees, and revenue from e-cars transactions for the sale of cars. Retail revenue is generated by selling products directly to buyers via Kaspi.kz Super App and Hepsiburada marketplace, and by selling cars via Kolesa App. Revenue is initially measured at the amount of consideration to which the entity expect to be entitled for goods purchased and is recognized at a point in time upon delivery when control of the goods has transferred to the customer, reduced by the estimates for return allowances, promotional discounts and rebates. The Group is the principal in a transaction with an end consumer and earns revenue on a gross basis.

Rewards are designed to change customer behavior and promote daily use of our Super App and ensure growth in customer engagement across all our platforms. Retail customers of the Group earn and accumulate bonuses (rewards) for purchases/transactions made with merchants that are also customers of the Group. Retail customers can then use bonuses earned for future purchases/transactions. Liabilities to pay bonuses are accrued on a transactional basis as a percentage from the transaction price of products sold or services provided and are accounted in Other liabilities (Note 22). Kaspi rewards do not have an expiration and are accounted as 1 bonus = 1 KZT, Hepsiburada rewards have variable expiration and are accounted 1 bonus = 1 TRY. Bonuses are accounted as variable consideration paid to customers and do not give rise to a future material right. In accordance with IFRS 15 “Revenue from contracts with customers” these bonuses are presented as a deduction from revenue. For segment reporting purposes we continue to account for rewards as selling and marketing expenses and allocate accordingly.

Share capital and share premium

Contributions to share capital are recognized at cost. Non-cash contributions are not included into the share capital until realized in cash.

Costs directly attributable to the issue of new shares, other than on a business combination, are deducted from equity net of any related income taxes.

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2023, 2024, and 2025

(in millions of KZT)

Treasury shares repurchased from shareholders are recognized at cost of acquisition. When such repurchased treasury shares are further sold, any difference between their selling price and the cost of acquisition is charged to share capital (if positive) or to retained earnings
(if negative). Where repurchased treasury shares are retired, the carrying value thereof is reduced by the amount paid by the Group at repurchase thereof, with the share capital respectively reduced by the par value of such retired shares restated, where applicable, for inflation, and the resulting difference is charged to retained earnings.

Dividends on common shares are recognized in equity as a reduction in the period in which they are declared.

Equity reserves

The reserves recorded in equity (other comprehensive income) on the Group’s Consolidated Statements of Financial Position include revaluation reserve of financial assets and other reserves, which comprise changes in fair value of financial assets at FVTOCI and allowance for impairment losses for debt instruments measured at FVTOCI, and foreign currency translation reserve, which is used to record exchange differences arising from the translation of the net investment in foreign operation.

Retirement and other benefit obligations

In accordance with the requirements of the Republic of Kazakhstan and Türkiye in which the Group operates, certain percentages of pension payments are withheld from total disbursements to employee to be transferred to pension fund, such that a portion of salary expense is withheld from the employee and instead paid to a pension fund on behalf of the employee. This expense is charged to the Consolidated Statements of Profit or Loss in the period in which the related salaries are earned. Upon retirement, all retirement benefit payments are made by the pension fund. The Group does not have any pension arrangements separate from the pension system of the Republic of Kazakhstan. In addition, the Group has no post-retirement benefits or other significant compensated benefits requiring accrual.

Areas of significant management judgment and sources of estimation uncertainty

The preparation of the Group’s consolidated financial statements requires management to make estimates, judgments and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2023, 2024, and 2025

(in millions of KZT)

Critical judgments in applying accounting policies

The critical judgments, apart from those involving estimations (see below), that the Group management has made in the process of applying the Group’s accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements. Significant judgments have been made in the business model assessment, significant increase in credit risk, models and assumptions used which are discussed in
Note 3 below.

Key sources of estimation uncertainty

The following are the key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the reporting period, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

Assessment of significant increase of credit risk

As explained in Note 3, ECL are measured as an allowance equal to 12-month ECL for Stage 1 assets, or lifetime ECL assets for Stage 2 or Stage 3 assets. An asset moves to Stage 2 when its credit risk has increased significantly since initial recognition. IFRS 9 does not define what constitutes a significant increase in credit risk. In assessing whether the credit risk of an asset has significantly increased the Group takes into account qualitative and quantitative, reasonable and supportable, forward looking information.

Incorporation of forward looking information

When measuring ECL, the Group uses reasonable and supportable forward looking information, which is based on assumptions for the future movement of different economic drivers and how these drivers will affect credit risk. Refer to Note 30 for more details, including analysis of the sensitivity of the reported ECL to changes in estimated forward looking information.

Models and assumptions used

The Group uses various models and assumptions in measuring fair value of financial assets as well as in estimating ECL. Judgement is applied in identifying the most appropriate model for each type of asset, as well as for determining the assumptions used in these models, including assumptions that relate to key drivers of credit risk. See Note 30 for more details on ECL and Note 28 for more details on fair value measurement.

Fair value measurement and valuation process

In estimating the fair value of a financial asset or a liability, the Group uses market-observable data to the extent it is available and classifying such financial assets as Level 1 or Level 2 instruments. Where such inputs are not available, the Group uses valuation models to determine the fair value of its financial instruments with respective classification of such financial assets as Level 3 instruments. Refer to Note 28 for more details on fair value measurement.

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2023, 2024, and 2025

(in millions of KZT)

The Group considers that the accounting estimate related to valuation of financial instruments where quoted markets prices are not available is a key source of estimation uncertainty because: (i) it is highly susceptible to change from period to period because it requires management to make assumptions about interest rates, volatility, exchange rates, the credit rating of the counterparty, valuation adjustments and specific feature of the transactions and (ii) the impact that recognizing a change in the valuations would have on the assets reported on its Consolidated Statements of Financial Position as well as its profit or loss could be material.

Had the management used different assumptions regarding the interest rates, volatility, exchange rates, the credit rating of the counterparty and valuation adjustments, a larger or smaller change in the valuation of financial instruments where quoted market prices are not available, would have resulted that could have had a material impact on the Group’s reported net income.

Adoption of new and revised Standards

New and revised IFRS Accounting Standards as issued by the IASB that are effective for the current year

The following amendments and interpretations are effective for the Group beginning
1 January 2025:

Amendments to IAS 21- Lack of Exchangeability	1 January 2025
Amendments to the SASB standards to enhance their international applicability	1 January 2025

The above standards and interpretations were reviewed by the Group's management and determined to not have a significant effect on these consolidated financial statements of the Group.

New and revised IFRS Accounting Standards as issued by the IASB in issue but not yet effective

At the date of authorization of these consolidated financial statements, the Group has not applied the following new and revised IFRS Accounting Standards as issued by the IASB that have been issued but are not yet effective:

New or revised standard or interpretation	Applicable to annual reporting periods beginning on or after
Amendments IFRS 9 and IFRS 7 regarding the classification and measurement of financial instruments	1 January 2026
Annual Improvements to IFRS Accounting Standards — Volume 11	1 January 2026
IFRS 18 Presentation and Disclosures in Financial Statements	1 January 2027
IFRS 19 Subsidiaries without Public Accountability: Disclosures	1 January 2027

The management does not expect that the adoption of the Standards listed above to have a material impact on these consolidated financial statements of the Group in future periods.

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2023, 2024, and 2025

(in millions of KZT)

4.
Revenue

Revenue includes fee revenue, interest revenue, retail revenue, rewards and other gains/ (losses). Rewards earned by retail customers of the Group are deducted from revenue.

	2023	2024	2025

REVENUE	1,913,490	2,532,156	4,046,074
Fee revenue	1,027,545	1,329,350	1,654,238
Interest revenue	833,516	1,082,668	1,579,346
Retail revenue	68,807	163,134	850,127
Rewards	(39,578)	(54,225)	(55,887)
Other gains	23,200	11,229	18,250

Revenue by segments for the years ended 31 December 2023, 2024, and 2025 is presented below:

	2023	2024	2025

Payments	478,684	587,097	658,726
Payments fee revenue	368,925	458,953	510,763
Interest revenue	109,759	128,144	147,963
Marketplace	448,223	732,943	1,931,472
Marketplace fee revenue	375,189	562,283	974,269
Retail revenue	68,807	163,134	850,127
Interest revenue	-	6,304	69,886
Other gains	4,227	1,222	37,190
Fintech	1,026,721	1,281,827	1,542,934
Interest revenue	723,757	955,528	1,383,465
Fintech fee revenue	283,991	316,292	178,409
Other (losses)/gains	18,973	10,007	(18,940)
Intergroup	(560)	(15,486)	(31,171)
Segment Revenue	1,953,068	2,586,381	4,101,961
Rewards	(39,578)	(54,225)	(55,887)
REVENUE	1,913,490	2,532,156	4,046,074

Intergroup includes Marketplace fee revenue that was offset by Marketing expense, for activities to attract customers of Fintech car loans. For the year ended 31 December 2024 and 2025, intergroup includes interest revenue generated by Marketplace and Payments platforms due to placement of cash to term deposits in the Bank that is offset by interest expenses of Fintech.

For the years ended 31 December 2025, marketplace revenue attributable to Türkiye, include marketplace fee revenue of KZT 302,921 million, retail revenue of
KZT 638,164 million, interest revenue of KZT 54,269 million and other gains of
KZT 36,238 million. For the years ended 31 December 2025, rewards attributable to Türkiye is KZT 12,763 million.

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2023, 2024, and 2025

(in millions of KZT)

Other gains/(losses) are mainly due to net gains/(losses) on foreign exchange operations and financial assets and liabilities. For the years ended 31 December 2023, 2024, and 2025, net gain on monetary position were KZT Nil, KZT Nil and KZT 33,313 million, respectively. For the years ended 31 December 2023, 2024, and 2025, the net gains/(losses) on foreign exchange operations were KZT 10,892 million, KZT (11,983) million and KZT 2,746 million, respectively. For the years ended 31 December 2023, 2024, and 2025, the net gains/(losses) on financial assets and liabilities were KZT 4,385 million, KZT 21,329 million and
KZT (27,785) million, respectively.

Fee revenue and retail revenue are presented by timing of revenue recognition in the table below:

	2023	2024	2025
Goods and services transferred at point in time	786,267	1,151,887	2,281,618
Payments fee revenue - Transaction Revenue	342,271	426,470	474,775
Marketplace fee revenue	375,189	562,283	956,716
Retail revenue	68,807	163,134	850,127
Goods and services transferred over time	310,645	348,775	231,950
Payments fee revenue - Membership Revenue	26,654	32,483	35,988
Marketplace fee revenue - Membership revenue	-	-	17,553
Fintech fee revenue - Membership Revenue	3,249	3,432	3,109
Fintech fee revenue - Fintech banking service fees	280,742	312,860	175,300
TOTAL FEE AND RETAIL REVENUE	1,096,912	1,500,662	2,513,568

Interest revenue by type of operation for the years ended 31 December 2023, 2024, and 2025 is presented below:

	2023	2024	2025

Interest revenue from loans to customers	623,706	862,405	1,359,389
Interest revenue from other operations	209,810	220,263	219,957
Total interest revenue	833,516	1,082,668	1,579,346

5.
Segment Reporting

The Group reports its business in three operating segments.

The following tables present the summary of each segments’ revenue and net income:

	2023	2024	2025

SEGMENT REVENUE	1,953,068	2,586,381	4,101,961
Payments	478,684	587,097	658,726
Marketplace	448,223	732,943	1,931,472
Fintech	1,026,721	1,281,827	1,542,934
Intergroup	(560)	(15,486)	(31,171)

NET INCOME	848,770	1,056,834	1,067,707
Payments	308,901	381,607	433,001
Marketplace	247,955	348,400	279,773
Fintech	291,914	326,827	354,933

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2023, 2024, and 2025

(in millions of KZT)

Operating segments are identified based on how the Group manages the business on a day-to-day basis and the types of products and services provided. Operating segments are reported in a manner consistent with internal reports, which are reviewed and used by the management board (who are identified as Chief Operating Decision Makers, “CODM”). The operating performance measure of each operating segment is revenue and net income.

Costs and operating expenses that are deducted from revenue, include interest expenses and fees (2023: KZT (478,010) million; 2024: KZT (616,116) million; 2025: KZT (763,964) million) and provision expenses (2023: KZT (79,634) million; 2024: KZT (113,957) million; 2025: KZT (150,798) million), both attributable to Fintech Segment, and cost of goods and services (2023: KZT (106,360) million; 2024: KZT (239,383) million; 2025:
KZT (1,106,954) million) attributable to Marketplace Segment.

Management believes that other segment expenses are not material for analysis of our ongoing operations.

Expenses associated with share-based compensation are recognized across the segments. The following table presents the summary of share-based compensation expense by segments:

	2023	2024	2025

SHARE-BASED COMPENSATION	(20,859)	(16,963)	(15,476)
Payments	(7,200)	(6,436)	(6,087)
Marketplace	(2,335)	(2,432)	(3,435)
Fintech	(11,324)	(8,095)	(5,954)

The following tables present the summary of revenue, net income, and non-current assets (excluding financial instruments, goodwill, deferred tax assets and other financial assets) by geographical market:

	2023	2024	2025

SEGMENT REVENUE	1,953,068	2,586,381	4,101,961
Kazakhstan & Other	1,953,068	2,586,381	3,070,369
Türkiye	-	-	1,031,592
NET INCOME	848,770	1,056,834	1,067,707
Kazakhstan & Other	848,770	1,056,834	1,160,725
Türkiye	-	-	(93,018)

	31 December	31 December
	2024	2025

NON-CURRENT ASSETS	284,909	719,037
Kazakhstan & Other	284,909	371,170
Türkiye	-	347,867

Our geographic segments are Kazakhstan & Other Countries (including Azerbaijan and Ukraine) and Türkiye.

Revenue attributed to geographic market is based on the selling location. Non-current assets are based on the physical location of the assets as of the end of each year.

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2023, 2024, and 2025

(in millions of KZT)

6.
Costs and operating expenses

	2023	2024	2025

COSTS AND OPERATING EXPENSES	(891,486)	(1,249,867)	(2,714,156)
Interest expenses and fees	(478,010)	(616,116)	(908,698)
Transaction expenses	(27,470)	(29,494)	(31,603)
Cost of goods and services	(166,356)	(303,858)	(1,179,141)
Technology & product development	(88,657)	(109,553)	(208,580)
Sales & marketing	(21,891)	(43,990)	(146,231)
General & administrative expenses	(29,468)	(32,899)	(78,252)
Provision expenses (see Note 7)	(79,634)	(113,957)	(161,651)

Interest expenses and fees include interest expenses on customer accounts, mandatory insurance of retail deposits, fees for early collection of credit card receivables and interest expenses on debt securities, including subordinated debt and due to banks.

Transaction expenses are mainly composed of the costs associated with accepting, processing and otherwise enabling payment transactions. Those costs include fees paid to payment processors, payment networks and various service providers.

Cost of goods include the purchase price of consumer products, the subsequent sale of which generates Retail revenue, including supplier’s rebates and subsidies, write-downs and losses of inventories. Rebates includes consideration received from certain suppliers, representing rebates for sold out products or purchased products from supplier for a specified period. The Group considers those rebates as a reduction to costs of inventory when the amounts are reliably measurable. For the years ended 31 December 2023, 2024, and 2025, the cost of goods were KZT 49,922 million, KZT 125,588 million and
KZT 756,052 million, respectively. Cost of services include costs incurred to operate retail network, 24-hour call support and communication with customers, product packaging and delivery, and other expenses which can be attributed to the Group’s operating activities related to the provision of the products and services.

Technology & product development consist of staff and contractor costs that are incurred in connection with the research and development of new and maintenance of existing products and services, development, design, data science and maintenance of our products and services, and infrastructure costs. Infrastructure costs include depreciation of servers, networking equipment, data center, kartomats, postomats and payment equipment, rent, utilities, and other expenses necessary to support our technologies and platforms. Collectively, these costs reflect the investments we make in order to offer a wide variety of products and services to our customers.

Sales & marketing consist primarily of online and offline advertising expenses, promotion expenses, staff costs and other expenses that are incurred directly to attract or retain consumers and merchants. It also includes our charity and sponsorship activities.

General & administrative expenses consist primarily of costs incurred to provide support to our business, including legal, human resources, finance, risk, compliance, executive, professional services fees, office facilities and other support functions.

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2023, 2024, and 2025

(in millions of KZT)

For the year ended 31 December 2025, costs and operating expenses attributable to Türkiye, include interest expenses and fees of KZT 144,734 million, cost of goods and services of KZT 767,466 million, technology & product development of
KZT 62,324 million, sales & marketing of KZT 84,240 million, general & administrative expenses of KZT 38,551 million.

Interest expenses and fees by type of operation for the years ended 31 December 2023, 2024, and 2025 is presented below:

	2023	2024	2025
Interest expenses
Interest expense attributable to financing of loans to customers	(292,649)	(412,666)	(539,765)
Interest expense from other operations	(185,361)	(203,450)	(286,084)
Total interest expenses	(478,010)	(616,116)	(825,849)
Fees for early collection of credit card receivables	-	-	(82,849)
Total interest expenses and fees	(478,010)	(616,116)	(908,698)

Employee benefits, depreciation and amortization expenses and operating lease expenses are presented as follows:

	2023			2024			2025
	Employee benefits	Deprecia-tion & amortiza-tion	Operating lease	Employee benefits	Deprecia-tion & amortiza-tion	Operating lease	Employee benefits	Deprecia-tion & amortiza-tion	Operating lease
Cost of goods and services	(23,522)	(237)	(1,268)	(29,114)	-	(1,319)	(79,644)	-	(1,553)
Technology & product development	(43,344)	(21,727)	(3,899)	(54,887)	(24,769)	(5,714)	(87,330)	(66,919)	(9,708)
Sales & marketing	(2,024)	-	(144)	(2,947)	-	(163)	(6,939)	-	(303)
General & administrative expenses	(17,436)	(3,590)	(471)	(17,574)	(4,065)	(975)	(38,623)	(11,333)	(3,168)
Total	(86,326)	(25,554)	(5,782)	(104,522)	(28,834)	(8,171)	(212,536)	(78,252)	(14,732)

Expenses associated with share-based compensation are recognized across the functions in which the compensation recipients are employed.

The following table sets forth an analysis of share-based compensation expense by function for the periods indicated:

	2023	2024	2025

SHARE-BASED COMPENSATION	(20,859)	(16,963)	(15,476)
Cost of goods and services	(1,747)	(1,342)	(1,093)
Technology & product development	(10,410)	(10,070)	(10,658)
Sales & marketing	(686)	(542)	(516)
General & administrative expenses	(8,016)	(5,009)	(3,209)

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2023, 2024, and 2025

(in millions of KZT)

7.
Provision expense

The movements in loss allowance were as follows:

Loans to customers				Due from banks	Financial assets at FVTOCI			Cash and cash equivalents	Other assets	Contin- gencies	Total
	Stage 1	Stage 2	Stage 3	POCI	Stage 1	Stage 1	Stage 2	Stage 3	Stage 1	Stage 3	Stage 1
Loss allowance as at 31 December 2022	67,604	11,785	135,313	-	6	82	656	-	3	7,794	39	223,282
Changes in provisions
-Transfer to Stage 1	15,923	(1,448)	(14,475)	-	-	-	-	-	-	-	-	-
-Transfer to Stage 2	(10,396)	16,184	(5,788)	-	-	(1)	1	-	-	-	-	-
-Transfer to Stage 3	(25,126)	(5,745)	30,871	-	-	-	(530)	530	-	-	-	-
Net changes, resulting from changes in credit risk parameters	(25,885)	(2,531)	61,320	261	-	5	31	606	20	2,060	(4)	35,883
New assets issued	75,077	-	-	-	-	28	-	-	-	-	-	75,105
Repaid assets (except for write off)	(37,258)	(1,955)	(12,662)	-	-	-	-	-	-	-	-	(51,875)
Modification effect	-	-	20,521	-	-	-	-	-	-	-	-	20,521
Total effect on Consolidated Statements of Profit or Loss	11,934	(4,486)	69,179	261	-	33	31	606	20	2,060	(4)	79,634
Write-off, net of recoveries	-	-	(49,055)	-	-	-	-	-	-	(4,214)	-	(53,269)
Foreign exchange difference	-	-	(3)	-	-	-	-	-	-	-	-	(3)
As at 31 December 2023	59,939	16,290	166,042	261	6	114	158	1,136	23	5,640	35	249,644

Net changes, resulting from changes in credit risk parameters include decrease of provisions due to partial repayment of loans.

As at 31 December 2023, 2024, and 2025, the allowance for impairment losses on financial assets at FVTOCI of KZT 1,408 million, KZT 1,178 million and
KZT 816 million, respectively, is included in the ‘Revaluation reserve/(deficit) of financial assets and other reserves’ within equity.

Reclassification of financial assets from financial assets carried at FVTOCI to other assets relates to the bonds, which have matured, but not repaid as at

31 December 2022.

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2023, 2024, and 2025

(in millions of KZT)

	Loans to customers				Due from banks	Financial assets at FVTOCI			Cash and cash equivalents	Other assets	Contin- gencies	Total
	Stage 1	Stage 2	Stage 3	POCI	Stage 1	Stage 1	Stage 2	Stage 3	Stage 1	Stage 3	Stage 1
Loss allowance as at 31 December 2023	59,939	16,290	166,042	261	6	114	158	1,136	23	5,640	35	249,644
Changes in provisions
-Transfer to Stage 1	27,424	(3,919)	(23,505)	-	-	-	-	-	-	-	-	-
-Transfer to Stage 2	(11,051)	20,608	(9,557)	-	-	-	-	-	-	-	-	-
-Transfer to Stage 3	(25,149)	(7,250)	32,399	-	-	-	-	-	-	-	-	-
Net changes, resulting from changes in credit risk parameters	(27,598)	(1,896)	65,061	1,924	1	195	(18)	(549)	19	3,909	(35)	41,013
New assets issued	86,095	-	-	-	-	142	-	-	-	-	-	86,237
Repaid assets (except for write off)	(32,139)	(1,455)	(13,333)	-	-	-	-	-	-	-	-	(46,927)
Modification effect	-	-	33,634	-	-	-	-	-	-	-	-	33,634
Total effect on Consolidated Statements of Profit or Loss	26,358	(3,351)	85,362	1,924	1	337	(18)	(549)	19	3,909	(35)	113,957
Write-off, net of recoveries	-	-	(56,973)	-	-	-	-	-		(979)	-	(57,952)
Foreign exchange difference	-	-	(9)	-	-	-	-	-	-	-	-	(9)
As at 31 December 2024	77,521	22,378	193,759	2,185	7	451	140	587	42	8,570	-	305,640

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2023, 2024, and 2025

(in millions of KZT)

	Loans to customers				Due from banks	Financial assets at FVTOCI			Cash and cash equivalents	Other assets	Contin- gencies	Total
	Stage 1	Stage 2	Stage 3	POCI	Stage 1	Stage 1	Stage 2	Stage 3	Stage 1	Stage 3	Stage 1
Loss allowance as at 31 December 2024	77,521	22,378	193,759	2,185	7	451	140	587	42	8,570	-	305,640
Changes in provisions
-Transfer to Stage 1	31,006	(3,095)	(27,911)	-	-	-	-	-	-	-	-	-
-Transfer to Stage 2	(11,830)	18,565	(6,735)	-	-	-	-	-	-	-	-	-
-Transfer to Stage 3	(26,981)	(13,731)	40,712	-	-	-	-	-	-	-	-	-
Net changes, resulting from changes in credit risk parameters	(39,150)	3,189	118,230	(702)	1	(42)	(81)	(166)	4	3,600	-	84,883
New assets issued	78,682	-	-	-	-	22	-	-	-	-	-	78,704
Repaid assets (except for write off)	(35,531)	(1,966)	(12,576)	-	-	(95)	-	-	-	-	-	(50,168)
Modification effect	-	-	48,232	-	-	-	-	-	-	-	-	48,232
Total effect on Consolidated Statements of Profit or Loss	4,001	1,223	153,886	(702)	1	(115)	(81)	(166)	4	3,600	-	161,651
Write-off, net of recoveries	-	-	(85,959)	-	-	-	-	-	-		-	(85,959)
On acquisition of subsidiary	539	856	2,783	-	-	-	-	-	-	(162)	-	4,016
Other changes	(94)	(135)	(582)	-	-	-	-	-	-	450	-	(361)
Foreign exchange difference	-	-	105	-	-	-	-	-	-	-	-	105
As at 31 December 2025	74,162	26,061	270,058	1,483	8	336	59	421	46	12,458	-	385,092

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2023, 2024, and 2025

(in millions of KZT)

8.
Income tax

The Group provides for taxes for the current period based on the tax accounts maintained and prepared in accordance with the respective tax regulations of the Republic of Kazakhstan, the Republic of Azerbaijan, Ukraine, Uzbekistan and Türkiye, where the Company and its subsidiaries operate and which may differ from IFRS Accounting Standards as issued by the IASB.

The Group is subject to certain permanent tax differences due to non-tax deductibility of certain expenses and a tax-free regime for certain income.

Deferred taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes. Temporary differences relate mostly to different methods of income and expense recognition as well as to recorded values of certain assets.

Deferred income tax liabilities comprise:

	2023	2024	2025

Vacation reserve, accrued bonuses and share-based compensation	1,242	994	5,224
Carry forward tax losses	-	-	4,827
Property, equipment and intangible assets	(4,012)	(5,369)	(66,036)
Other	527	48	3,883
Net valuation allowance for tax assets and incentives	-	-	(18,665)
Net deferred tax liability	(2,243)	(4,327)	(70,767)

In 2025 the Group recognised deferred tax liabilities in respect to intangible assets identified under business combination accounting (Note 32).

Relationships between net income before tax and income tax expenses are explained as follows:

	2023	2024	2025
Net income before tax	1,022,004	1,282,289	1,331,918

Tax at the statutory tax rate of 20%	(204,400)	(256,458)	(266,384)
Effect of different tax rates operating in other jurisdictions	-	-	3,428
Non-taxable income	38,038	36,797	34,038
Non-deductible expense	(6,872)	(5,794)	(7,600)
Additional tax from changes in tax legislation	-	-	(13,996)
Utilized tax losses and incentives	-	-	1,231
Effect of unrecognised deferred taxes and inflation adjustments	-	-	(17,229)
Adjustment recognized in the period for current tax of prior periods	-	-	2,301

Income tax expense	(173,234)	(225,455)	(264,211)

Current income tax expense	(174,196)	(223,371)	(197,771)
Deferred income tax (expense)/benefit	962	(2,084)	(66,440)

Income tax expense	(173,234)	(225,455)	(264,211)

Non-taxable income was represented by interest income on governmental and other qualified securities in accordance with the tax legislation. Statutory income tax rate is 20% in Kazakhstan and Azerbaijan, 18% in Ukraine, 15% in Uzbekistan and 25% in Türkiye.

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2023, 2024, and 2025

(in millions of KZT)

During the reporting period, amendments to the tax legislation introduced an additional corporate income tax applicable to certain categories of income. The respective effect was non-recurring in nature and relates only to 2025.

	2023	2024	2025
Net deferred tax liability
Balance as at 31 December	(3,205)	(2,243)	(4,327)
Change in deferred income tax balances recognized in profit or loss	962	(2,084)	(606)
Acquisition of subsidiary	-	-	(65,834)
At the end of the period	(2,243)	(4,327)	(70,767)

9.
Earnings per share

Earnings per share are determined by dividing the net income attributable to shareholders of the Company by the weighted average number of common shares outstanding during the year ended 31 December 2025. For the purpose of diluted earnings per share calculation, the Group considers dilutive effects of share-based compensation.

	2023	2024	2025
Net income attributable to the shareholders of the Company	841,351	1,039,739	1,073,177
Weighted average number of common shares for basic earnings per share	189,859,971	189,832,053	190,581,647
Weighted average number of common shares for diluted earnings per share	192,062,409	191,430,283	191,900,721

Earnings per share – basic (KZT)	4,431	5,477	5,631
Earnings per share – diluted (KZT)	4,381	5,431	5,592

Reconciliation of the number of shares used for basic and diluted EPS:

	2023	2024	2025
Weighted average number of common shares for basic earnings per share	189,859,971	189,832,053	190,581,647
Number of potential common shares attributable to share-based compensation	2,202,438	1,598,230	1,319,074
Weighted average number of common shares for diluted earnings per share	192,062,409	191,430,283	191,900,721

10.
Cash and cash equivalents

	2024	2025

Cash on hand	197,002	181,410
Current accounts with other banks	108,246	153,554
Short-term deposits with other banks	314,222	137,126
Reverse repurchase agreements	-	431,053

Total cash and cash equivalents	619,470	903,143

Cash on hand includes cash balances with ATMs and cash in transit.

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2023, 2024, and 2025

(in millions of KZT)

As at 31 December 2024 and 2025, current accounts and short-term deposits with NBRK are KZT 192,102 million and KZT Nil, respectively.

As at 31 December 2024 and 2025, the fair value of collateral of reverse repurchase agreements classified as cash and cash equivalents are KZT Nil and KZT 431,053 million, respectively.

As at 31 December 2024 and 2025, restricted deposits included in due from banks with investment credit ratings (higher than ‘BBB-‘) in favor of international payments systems were KZT 35,114 million and KZT 34,935 million, respectively.

During the reporting period NBRK increased the requirements of mandatory cash balances for Bank’s liabilities denominated in national and foreign currencies from 0-2% to 3.5% and from
1-3% to 10%, respectively.

11.
Investment securities and derivatives

Investment securities and derivatives comprise:

	2024	2025

Total financial assets at FVTOCI	1,489,682	1,155,282
Total financial assets at FVTPL	17,149	22,464
Total financial assets at amortized cost	-	2,073

Total investment securities and derivatives	1,506,831	1,179,819

Financial assets at FVTOCI comprise:

	2024	2025

Debt securities	1,489,205	1,154,800
Equity investments	477	482

Total financial assets at FVTOCI	1,489,682	1,155,282

	Interest rate, %	2024	Interest rate, %	2025
Debt securities
Bonds of the Ministry of Finance of the Republic of Kazakhstan	0.60-16.70	1,192,962	0.60-15.35	781,476
Sovereign bonds of foreign countries	0.63-4.13	3,475	0.63-4.50	219,793
Corporate bonds	2.00-15.88	292,364	2.00-18.01	153,531
Discount notes of the NBRK	14.62	404	-	-

Total debt securities		1,489,205		1,154,800

Debt securities are graded according to their external credit ratings issued by an international rating agencies, such as Standard and Poor’s, Fitch and Moody’s Investors Services and are graded as follows:

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2023, 2024, and 2025

(in millions of KZT)

	A- and higher	BBB+ to BBB-	BB+ to B-	Not rated	Total
Debt securities as at 31 December 2024	36,415	1,373,391	4,957	74,442	1,489,205
Debt securities as at 31 December 2025	243,391	867,166	2,395	41,848	1,154,800

Financial assets at FVTPL comprise:

	2024	2025

Investment funds	-	21,717
Derivative financial instruments	17,149	747
Total financial assets at FVTPL	17,149	22,464

As at 31 December 2025, financial assets at FVTPL included swap and spot instruments of
KZT 741 million (2024: KZT 4,923 million) with a notional amount of KZT 171,046 million
(2024: KZT 139,659 million) and forwards of KZT 6 million (2024: KZT 12,226 million) with a notional amount of KZT 262,794 million (2024: KZT 274,327 million).

As at 31 December 2025, financial liabilities at FVTPL included swap and spot instruments of KZT 1,571 million (2024: KZT 133 million) with a notional amount of KZT 170,715 million
(2024: KZT 139,696 million) and forwards of KZT 5,488 million (2024: KZT 129 million) with a notional amount of KZT 276,712 million (2024: KZT 269,387 million) and are disclosed in
Note 22.

As at 31 December 2024 and 2025, investment securities were not pledged or restricted, except for bonds of the Ministry of Finance of the Republic of Kazakhstan, notes of NBRK and corporate bonds pledged under repurchase agreements with other banks totaling
KZT 24,474 million and KZT Nil, respectively.

12.
Loans to customers

	2024	2025

Gross loans to customers	6,042,443	7,543,926
Less: allowance for impairment losses (Note 7)	(295,843)	(371,764)

Total loans to customers	5,746,600	7,172,162

All loans to customers issued by the Group were allocated to the Fintech segment for internal segment reporting purposes.

The Group did not provide loans which individually exceeded 10% of the Group’s equity.

Movements in allowances for impairment losses on loans to customers for the years ended
31 December 2023, 2024, and 2025 are disclosed in Note 7.

As at 31 December 2024 and 2025, accrued interest of KZT 68,558 million and
KZT 106,348 million, respectively, was included in loans to customers.

Loans with principal or accrued interest in arrears for more than 90 days are classified as

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2023, 2024, and 2025

(in millions of KZT)

non-performing loans (“NPL”). These loans were classified in Stage 3. Allowance for impairment losses to NPLs reflects the Group’s total provision as a percentage of NPL’s. Considering the ratio represents allowance for impairment losses for all loans as a percentage of NPLs, the ratio can be more than 100%.

The following table sets forth the Group’s outstanding NPLs as compared to the total allowance for impairment losses on total loans to customers:

	Gross NPLs	Total allowance for impairment losses	Total allowance for impairment losses to Gross NPLs

As at 31 December 2024	327,730	295,843	90%
As at 31 December 2025	466,845	371,764	80%

Provision expenses on loans to customers:

	2023	2024	2025
Provision expenses on loans to customers	(76,888)	(110,293)	(158,408)

The gross carrying amount and related allowance for impairment losses on loans to customers by stage were as follows:

	Stage 1	Stage 2	Stage 3
	12-month ECL	Lifetime ECL	Lifetime ECL	POCI	Total

Gross loans to customers	5,447,804	86,251	485,252	23,136	6,042,443
Less: allowance for impairment losses	(77,521)	(22,378)	(193,759)	(2,185)	(295,843)
Carrying amount as at 31 December 2024	5,370,283	63,873	291,493	20,951	5,746,600
	Stage 1	Stage 2	Stage 3
	12-month ECL	Lifetime ECL	Lifetime ECL	POCI	Total

Gross loans to customers	6,691,163	129,800	703,082	19,881	7,543,926
Less: allowance for impairment losses	(74,162)	(26,061)	(270,058)	(1,483)	(371,764)
Carrying amount as at 31 December 2025	6,617,001	103,739	433,024	18,398	7,172,162

During the years ended 31 December 2024 and 2025, the Group has restructured loans to customers, which were classified as NPL, in the amount of KZT 137,728 million and
KZT 185,388 million, respectively, by providing an interest free extended repayment schedule.

During the years ended 31 December 2024 and 2025, KZT 58,615 million and
KZT 103,119 million of restructured loans were collected, respectively.

As at 31 December 2024 and 2025, the Group’s restructured loans in Stage 3 amounted to the gross carrying amount of KZT 94,556 million and KZT 145,302 million, respectively.

As at 31 December 2024 and 2025, the Group’s restructured loans in Stage 2 amounted to the gross carrying amount of KZT 18,009 million and KZT 26,505 million, respectively.

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2023, 2024, and 2025

(in millions of KZT)

As at 31 December 2024 and 2025, the Group’s restructured loans in Stage 1 amounted to the gross carrying amount of KZT 15,364 million and KZT 27,653 million, respectively.

As at 31 December 2024 and 2025, the Group recognized restructured loans as POCI loans with gross carrying amount of KZT 23,136 million and KZT 19,881 million, respectively.

13.
Property, equipment and intangible assets

	Land, buildings and construction	Furniture and equipment	Intangible assets	Construc-tion in progress	Total
At initial/revalued cost
31 December 2023	82,489	126,273	52,988	1,974	263,724
Additions	17,338	38,431	7,452	23,332	86,553
Disposals	(1,705)	(3,348)	(709)	(2,635)	(8,397)
Acquisition of subsidiary	-	-	41,853	-	41,853
Transfer	9,368	701	373	(10,442)	-
31 December 2024	107,490	162,057	101,957	12,229	383,733
Additions	23,120	86,751	51,815	31,770	193,456
Disposals	(691)	(11,005)	(15,484)	(64)	(27,244)
Acquisition of subsidiary	44,172	57,475	381,664	-	483,311
Transfer	24,294	4,316	61	(28,671)	-
31 December 2025	198,385	299,594	520,013	15,264	1,033,256

Accumulated depreciation and impairment
31 December 2023	12,402	55,605	21,371	-	89,378
Charge for the year	3,560	20,426	4,618	-	28,604
Disposals	(349)	(3,073)	(116)	-	(3,538)
Transfer	1	(1)	-	-	-
31 December 2024	15,614	72,957	25,873	-	114,444
Charge for the year	12,993	37,351	25,551	-	75,895
Disposals	(462)	(7,561)	(2,452)	-	(10,475)
Acquisition of subsidiary	29,223	39,229	70,579	-	139,031
				-
31 December 2025	57,368	141,976	119,551	-	318,895

Net book value

31 December 2025	141,017	157,618	400,462	15,264	714,361
31 December 2024	91,876	89,100	76,084	12,229	269,289

As at 31 December 2024 and 2025, property and equipment included fully depreciated property and equipment of KZT 34,742 million and KZT 41,895 million, respectively.

The Group’s revaluation policy requires the entire class of buildings, construction and land to be revalued every five years. In 2021, the Group had its buildings and construction revalued by independent appraisers, and the revalued amounts approximate their carrying value.

The fair value of buildings and construction was determined based on the market comparable approach that reflects recent transaction prices for similar properties. In measuring fair value of the Group’s buildings and construction, the measurements were categorized into Level 3.

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2023, 2024, and 2025

(in millions of KZT)

During the years ended 31 December 2024 and 2025, there were no movements between Level 3 and other levels.

14.
Goodwill

	2024	2025

As at 1 January	34,078	17,438
Acquisition of subsidiary	-	422,231
Provisional accounting adjustment	(16,640)	-
Hyperinflation and foreign exchange impacts	-	7,459

As at 31 December	17,438	447,128

Goodwill comprises:

	2024	2025

Hepsiburada	-	429,690
Other	17,438	17,438

As at 31 December	17,438	447,128

Significant cash-generating unit

In performing annual impairment testing, the recoverable amount of Hepsiburada has been calculated based on its value in use, estimated as the present value of projected future cash flows. Projected cash flows include specific estimates for a period of five years.

The Gross merchandise value (“GMV”) growth rates used to estimate cash flows for the five years are based on past performance of Hepsiburada and on the Group’s strategic plan. Growth rate is determined in nominal terms to match nominal estimates of future cash flows.

The assumptions used to develop weighted average cost of capital (“WACC”) are benchmarked to externally available data. Discount rate is determined in nominal terms to match nominal estimates of future cash flows.

The estimated cash flows after year five are extrapolated using a longer-term growth rate (“LTGR”), which is determined as geometric mean of real GDP growth rate for Türkiye.

Key assumptions comprise:

2025

Average GMV growth	18.8%
WACC	19.7%
LTGR	3.5%

There are no reasonably possible changes in key assumptions that would cause the carrying amount of any CGU to exceed its recoverable amount, except for WACC, where an increase of 1%, with all other assumptions held constant, would cause the CGU’s recoverable amount to equal it’s carrying amount.

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2023, 2024, and 2025

(in millions of KZT)

15.
Inventory

	2024	2025

Goods	16,194	127,694
Less: allowance for impairment losses	(30)	(3,172)

Total inventory	16,164	124,522

16.
Other assets

	2024	2025
Other financial assets
Receivables from customers transactions	-	40,406
Trade receivables	-	26,379
Settlement with brokers	24,853	23,818
Receivables from VISA and Master Card	2,782	7,674
Other	9,418	10,183
Total other financial assets	37,053	108,460
Less: allowance for impairment losses (Note 7)	(7,260)	(11,035)

Total net other financial assets	29,793	97,425
Other non-financial assets
Prepayments for goods and services	55,683	58,026
Investment property	14,619	14,100
Taxes receivable	5,818	12,552
Other	1,460	2,855
Total other non-financial assets	77,580	87,533
Less: allowance for impairment losses	(1,279)	(1,422)
Total net other non-financial assets	76,301	86,111

Total other assets	106,094	183,536

Movements in allowances for impairment losses of other assets are disclosed in Note 7.

Investment property movement is presented as follows:

	2024	2025

Cost
As at 1 January	17,328	15,914
Additions	19	72
Disposals	(1,433)	(504)
As at 31 December	15,914	15,482

Accumulated depreciation
As at 1 January	(1,263)	(1,295)
Depreciation charge	(210)	(185)
Disposals	178	98
As at 31 December	(1,295)	(1,382)

Net book value	14,619	14,100

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2023, 2024, and 2025

(in millions of KZT)

As at 31 December 2024 and 2025, the fair value of investment property was
KZT 19,968 million and KZT 21,085 million, respectively. In measuring fair value of the Group’s investment property, the measurements were categorized into Level 3.

17.
Due to banks

	2024	2025
Recorded at amortized cost
Time deposits of banks and other financial institutions	323	16,183
Repurchase agreements	24,151	-

Total due to banks	24,474	16,183

As at 31 December 2024 and 2025, accrued interest of KZT 67 million and KZT 494 million, respectively, was included in due to banks.

Fair value of securities pledged as collateral of repurchase agreements, which were classified as due to banks as at 31 December 2024 and 2025, amounted to KZT 24,151 million and

KZT Nil, respectively.

18.
Customer accounts

	2024	2025
Individuals
Term deposits	5,328,125	6,244,418
Current accounts	921,913	934,286
Total due to individuals	6,250,038	7,178,704

Corporate customers
Term deposits	106,010	148,210
Current accounts	205,902	204,372
Total due to corporate customers	311,912	352,582

Total customer accounts	6,561,950	7,531,286

As at 31 December 2024 and 2025, accrued interest of KZT 51,212 million and
KZT 66,419 million, respectively, was included in term deposits within customer accounts.

As at 31 December 2024 and 2025, customer accounts of KZT 83,654 million and
KZT 100,816 million, respectively, were held as prepayments on loans to customers.

As at 31 December 2024 and 2025, customer accounts of KZT 76,413 million (1.16% of total customer accounts) and KZT 78,145 million (1.04% of total customer accounts), respectively, were due to the top twenty customers.

As at 31 December 2024 and 2025, customer accounts were predominately denominated in KZT, comprising 91% and 93%, respectively.

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2023, 2024, and 2025

(in millions of KZT)

19.
Debt securities issued

	Currency	Maturity date	Nominal interest rate %	2024	2025
Third bond program – first issue	KZT	January 2025	9.90	51,050	-
Deb securities issued	USD	March 2030	6.25	-	331,992

Total debt securities issued				51,050	331,992

As at 31 December 2024 and 2025, accrued interest of KZT 2,062 million and
KZT 5,420 million, respectively, was included in debt securities issued. All debt securities issued are recorded at amortized cost. The Group did not have any defaults or other breaches with respect to its debt securities issued as at 31 December 2024 and 2025.

On 27 January 2025 the Bank fully repaid its outstanding debt under the first issue of third bond program.

In March 2025, the Group issued debt securities totaling USD 650 million at a fixed rate of 6.25% per annum and maturing in 2030.

20.
Subordinated debt

	Currency	Maturity date	Nominal interest rate, %	2024	2025

Third bond program – fourth issue	KZT	June 2025	10.7	62,278	-
Debt component of preference shares	KZT	n/a	n/a	138	161

Total subordinated debt				62,416	161

On 10 July 2025, the Bank fully repaid its outstanding subordinated debt under the fourth issue of third bond program.

The debt component of preference shares relates to subsidiary Kaspi Bank JSC, and is held by the non-controlling interest. As at 31 December 2024 and 2025, accrued interest of
KZT 3,179 million and KZT Nil, respectively, was included in subordinated debt.

All subordinated debt are recorded at amortized cost as at 31 December 2024 and 2025. The above liabilities are subordinated to the claims of depositors and other creditors of the issuer in the event of liquidation. The Group did not have any defaults or other breaches with respect to its subordinated debt as at 31 December 2024 and 2025.

Reconciliation of liabilities arising from financing activities

The table below details changes in the Group’s liabilities arising from financing activities, including both cash and non-cash changes. Liabilities arising from financing activities are those for which cash flows were, or future cash flows will be, classified in the Group’s consolidated statements of cash flows as cash flows from financing activities.

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2023, 2024, and 2025

(in millions of KZT)

	1 January 2024	Non-cash changes
		Financing cash flows	Foreign exchange movement	Changes in amortized cost	2024
Debt securities issued	99,468	(48,769)	-	351	51,050
Subordinated debt	62,369	-	-	47	62,416

	1 January 2025	Non-cash changes
		Financing cash flows	Foreign exchange movement	Changes in amortized cost	2025
Debt securities issued	51,050	277,051	(709)	4,600	331,992
Subordinated debt	62,416	(59,103)	-	(3,152)	161

21.
Trade liabilities

	2024	2025

Payables to suppliers	22,454	219,274
Payables to merchants	-	127,127

Total trade liabilities	22,454	346,401

22.
Other liabilities

	2024	2025
Other financial liabilities
Finance leasing	-	21,585
Payables for customers’ online transactions	15,363	18,404
Accrued expenses	2,300	9,825
Derivative financial liabilities	262	7,059
Accrued dividends payable to non-controlling interest	362	-
Other	967	4,041
Total financial liabilities	19,254	60,914
Other non-financial liabilities
Contract liabilities	-	32,874
Other taxes payable	18,757	29,035
Accumulated employee benefits, vacation liabilities	8,295	27,725
Deferred revenue	13,677	25,823
Deferred tax liabilities	4,377	71,409
Current income tax payable	3,404	638
Other	14,132	5,730
Total non-financial liabilities	62,642	193,234

Total other liabilities	81,896	254,148

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2023, 2024, and 2025

(in millions of KZT)

23.
Share capital

The table below provides a reconciliation of the change in the number of authorized shares, shares issued and fully paid, treasury shares and shares outstanding:

	Authorized shares	Issued and fully paid shares	Treasury shares	Shares outstanding

Common shares

31 December 2023	216,742,000	199,500,000	(10,166,535)	189,333,465
ADS options exercised (Note 24)	-	-	747,178	747,178
GDR buy-back program	-	-	(64,914)	(64,914)
31 December 2024	216,742,000	199,500,000	(9,484,271)	190,015,729
ADS options exercised (Note 24)	-	-	771,756	771,756
ADS buy-back program	-	-	(559,553)	(559,553)
31 December 2025	216,742,000	199,500,000	(9,272,068)	190,227,932

The Group accounts for GDRs/ADSs repurchased in Treasury Shares component of Share Capital. One GDR/ADS represents one share.

The following table summarizes the details of the GDR/ADS buy-back programs:

	Start date	Maturity date	Number of GDRs/ADSs acquired	Total amount paid (in millions of KZT)
1st buy-back program	22 April 2022	21 July 2022	998,429	22,841
2nd buy-back program	22 July 2022	21 October 2022	788,153	21,325
3rd buy-back program	22 October 2022	24 February 2023	1,131,380	38,474
4th buy-back program	22 March 2023	21 July 2023	531,995	18,740
5th buy-back program	22 July 2023	21 October 2023	283,689	12,614
6th buy-back program	22 October 2023	16 January 2024	303,286	13,233
7th buy-back program	17 November 2025	27 February 2026	559,553	21,907
31 December 2025			4,596,485	149,134

The Company made certain amendments to its Deposit Agreement, pursuant to which, among others, it renamed Regulation S GDRs as ADSs, which amendments became effective on
18 January 2024. Pursuant to the amendments, the Company has an Amended Level III ADS Deposit Agreement among the Company, the Depositary and the Owners and Holders of ADSs, and an Amended Rule 144A GDR Deposit Agreement between the Company and the Depositary.

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2023, 2024, and 2025

(in millions of KZT)

The table below provides a reconciliation of the change in outstanding share capital fully paid:

	Issued and fully paid shares	Treasury shares	Total
31 December 2023	130,144	(152,001)	(21,857)
ADS options exercised	-	3,332	3,332
GDR buy-back program	-	(2,852)	(2,852)
31 December 2024	130,144	(151,521)	(21,377)
ADS options exercised	-	3,443	3,443
ADS buy-back program	-	(21,907)	(21,907)
31 December 2025	130,144	(169,985)	(39,841)

All shares are KZT denominated. The Group has one class of common shares which carry no right to fixed dividend.

The following tables represent dividends declared:

	Dividends declared	Dividend per share

February 2024	161,514	KZT 850
April 2024	161,514	KZT 850
August 2024	161,514	KZT 850
November 2024	161,514	KZT 850
Total for 2024	646,056

During the year ended 31 December 2025, the Group did not declare dividends.

24.
Share-based compensation

In 2021 the share option program was expanded to include more senior executives and other core Group personnel. The share-based awards are used to attract, incentivise and retain employees over the long-term by the management of the Group.

Share-based compensation expense

According to IFRS 2, this accelerates the recognition of compensation expenses resulting in a higher proportion of expenses being recognised in the early years of overall plan.

ADS Options

The fair value of ADS options at the date of grant is determined using the Black-Scholes model. The fair value determined at the grant date is expensed over the five year vesting period, based on the Group’s estimate of the number of ADS options that will eventually vest. Recipients of ADS options are entitled to receive dividends once ADS options vested and exercised.

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2023, 2024, and 2025

(in millions of KZT)

The inputs into the Black-Scholes model are as follows:

	2023	2024	2025
Black-Scholes model inputs
Weighted average share price in USD	67.3	68.4	89.6
Expected volatility	42.4%	42.1%	38.2%
Risk-free rate	4.2%	4.3%	5.4%
Dividend yield	7.0%	7.0%	6.8%

Expected volatility is based on the historical share price volatility over the past 3 years.

The following table summarises the details of the ADS options outstanding:

	2024 (ADSs)	2025 (ADSs)

Outstanding at the beginning of the period	2,202,438	1,598,230
Granted	142,970	497,790
Forfeited	-	(5,190)
Exercised	(747,178)	(771,756)
Expired	-	-
Outstanding at the end of the period	1,598,230	1,319,074

The following table represents Share-based compensation reserve outstanding:

Share-Based Compensation reserve
31 December 2023	34,810
ADS options accrued	16,963
ADS options exercised	(19,999)
31 December 2024	31,774
ADS options accrued	15,476
ADS options exercised	(19,312)
31 December 2025	27,938

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2023, 2024, and 2025

(in millions of KZT)

25.
Non-controlling interest

	Hepsiburada	Other	Total
Country of operation	Türkiye	-	-
Non-controlling interests share
As at 31 December 2023	-	-	-
As at 31 December 2024	-	-	-
As at 31 December 2025	24.04%	-	-
Net (loss)/income attributable to Non-controlling interest
For the year ended 31 December 2023	-	7,419	7,419
For the year ended 31 December 2024	-	17,095	17,095
For the year ended 31 December 2025	(21,672)	16,202	(5,470)
Total comprehensive (loss)/income attributable to Non-controlling interest
For the year ended 31 December 2023	-	7,620	7,620
For the year ended 31 December 2024	-	17,428	17,428
For the year ended 31 December 2025	(11,819)	15,413	3,594
Non-controlling interests
As at 31 December 2024	-	55,637	55,637
As at 31 December 2025	53,186	56,548	109,734

The following is condensed financial information for the Hepsiburada for the year ended
31 December 2025:

2025
CONDENSED STATEMENT OF FINANCIAL POSITION
Current assets	350,073
Non-current assets	349,232
Total assets	699,305
Current liabilities	394,005
Non-current liabilities	84,062
Net assets	221,238
CONDENSED STATEMENT OF OPERATIONS
Revenue	1,036,582
Net loss	(68,034)
Total comprehensive loss	(68,075)
CONDENSED STATEMENT OF CASH FLOWS
Cash flows from operating activities	128,285
Cash flows from investing activities	35,142
Cash flows from financing activities	(109,023)
Effect of changes in foreign exchange rate on cash and cash equivalents	(25,331)
Cash and cash equivalents, beginning of period	104,237
Cash and cash equivalents, end of period	133,310
Dividend paid to non-controlling interests	-

26.
Commitments and contingencies

In the normal course of business, in order to meet the needs of its customers, the Group became a party to financial instruments with off-balance sheet risk. Guarantees issued included below represent financial guarantees, where payment is not probable as at the respective reporting date, and therefore have not been recorded in the Consolidated Statements of Financial Position.

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2023, 2024, and 2025

(in millions of KZT)

The Group’s maximum exposure to credit loss under contingent liabilities and commitments to extend credit, in the event of non-performance by the other party where all counterclaims, collateral or security prove valueless, is represented by the contractual amounts of those instruments.

The Group uses the same credit policy in undertaking contingent commitments as it does for on-balance instruments.

As at 31 December 2024 and 2025, provision for losses on contingent liabilities were

KZT Nil and KZT Nil, respectively.

The Group’s contingent liabilities and credit commitments comprised the following:

	2024	2025
	Nominal amount	Nominal amount

Commitments on loans and unused credit lines: Revocable loans	293,401	370,278
Guarantees issued and similar commitments	-	326

Total contingent liabilities and credit commitments	293,401	370,604

Commitments on loans and unused credit lines represent the Group’s revocable commitments to extend loans within unused credit line limits. Those commitments where the borrower has to apply each time it wants to draw the credit facility from unused credit lines and the Group may approve or deny the extension of the credit facility based on the borrower’s financial performance, debt service and other credit risk characteristics are considered revocable. Those commitments where the Group is contractually obligated with no conditions to extend the loan are considered to be irrevocable.

Legal proceedings

From time to time and in the normal course of business, claims against the Group are received from customers and counterparties. The Group recognizes a provision for a material loss from its legal proceedings when payment of such loss is probable and the amount can be estimated reliably. As at 31 December 2024 and 2025, no provision for material losses on legal proceedings was recognized.

Pensions and retirement plans

Employees of the Group receive pension benefits from pension funds in accordance with the laws and regulations of the Republic of Kazakhstan. As at 31 December 2024 and 2025, the Group was not liable for any supplementary pensions, post-retirement health care, insurance benefits, or retirement indemnities to its current or former employees.

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2023, 2024, and 2025

(in millions of KZT)

Taxes

Due to the presence in Kazakhstani commercial legislation and tax legislation in particular, of provisions allowing more than one interpretation, and also due to the practice developed in a generally unstable environment by the tax authorities of making arbitrary judgment of business activities, if a particular treatment based on management’s judgment of the Group’s business activities is to be challenged by the tax authorities, the Group may be assessed additional taxes, penalties and interest. Such uncertainty may relate to valuation of financial instruments, loss and impairment provisions and market level for deals’ pricing. The Group believes that it has already made all tax payments, and therefore no allowance has been made in the consolidated financial statements. Tax years remain open to review by the tax authorities for five years.

27.
Transactions with related parties

In considering each possible related party relationship, attention is directed to the substance of the relationship, and not merely the legal form. The Group had the following transactions outstanding with related parties:

	31 December 2024		31 December 2025
	Transactions with related parties	Total category as per financial statements captions	Transactions with related parties	Total category as per financial statements captions

Consolidated statements of financial position
Gross loans to customers	1,103	6,042,443	333	7,543,926
- entities controlled by the key management personnel of the Group	1,103		333

Other assets	1,955	106,094	1,971	183,536
- entities controlled by the key management personnel of the Group	1,955		1,971

Due to banks	-	24,474	146	16,183
- entities controlled by the key management personnel of the Group	-	-	146

Customer accounts	12,120	6,561,950	18,474	7,531,286
- entities controlled by the key management personnel of the Group	2,846		2,865
- key management personnel of the Group	9,146		15,573
- other related parties	128		36

Other liabilities	963	81,896	3,352	254,148
- entities controlled by the key management personnel of the Group	963		3,352

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2023, 2024, and 2025

(in millions of KZT)

	2023		2024		2025
	Transactions with related parties	Total category as per financial statements caption	Transactions with related parties	Total category as per financial statements caption	Transactions with related parties	Total category as per financial statements caption
Consolidated Statements of Profit or Loss

Net fee revenue	4,161	987,967	4,378	1,275,125	4,561	1,598,351
- entities controlled by the key management personnel of the Group	4,008		4,215		4,416
- key management personnel of the Group	153		162		145
- other related parties	-		1		-

Interest revenue	259	833,516	202	1,082,668	146	1,579,346
- other related parties	259		202		146

Other gains/(losses)	2	23,200	-	11,229	-	18,250
- entities controlled by the key management personnel of the Group	2		-		-

COSTS AND OPERATING EXPENSES
Interest expenses and fees	(544)	(478,010)	(609)	(616,116)	(957)	(908,698)
- entities controlled by the key management personnel of the Group	(507)		(25)		(53)
- key management personnel of the Group	(34)		(582)		(901)
- other related parties	(3)		(2)		(3)
Transaction expenses	(137)	(27,470)	(153)	(29,494)	(382)	(31,603)
- entities controlled by the key management personnel of the Group	(137)		(153)		(382)

Cost of goods and services	(5,129)	(166,356)	(6,445)	(303,858)	(7,167)	(1,179,141)
- entities controlled by the key management personnel of the Group	(5,129)		(6,445)		(7,167)

Technology & product development	-	(88,657)	-	(109,553)	(429)	(208,580)
- entities controlled by the key management personnel of the Group	-		-		(429)

General & administrative expenses	-	(29,468)	-	(32,899)	(6)	(78,252)
- entities controlled by the key management personnel of the Group	-		-		(6)

For the year ended 31 December 2023,2024 and 2025, the total value of goods purchased from entities controlled by the key management personnel was KZT 4,310 million,
KZT 6,336 million and KZT 7,354 million, respectively, from which KZT 3,906 million,

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2023, 2024, and 2025

(in millions of KZT)

KZT 3,215 million and KZT 6,563 million, respectively, recognised in cost of goods and services and remaining in inventory.

For the year ended 31 December 2024 and 2025, the total value of Property, equipment and intangible assets purchased from entities controlled by the key management personnel was KZT 1,026 and KZT 2,967 million, respectively.

For the year ended 31 December 2024 and 2025, the Group acquired from entities controlled by the key management personnel a commercial property for KZT 2,245 million and KZT Nil, respectively.

Compensation to directors and other members of key management is presented as follows:

	2023		2024		2025
	Transactions with related parties	Total category as per financial statements caption	Transactions with related parties	Total category as per financial statements caption	Transactions with related parties	Total category as per financial statements caption

Employee benefits	(535)	(86,326)	(438)	(104,522)	(593)	(212,536)
Share-based compensation	(4,815)	(20,859)	(1,816)	(16,963)	(61)	(15,476)

28.
Fair value of financial instruments

a.
Fair value of financial instruments

IFRS Accounting Standards as issued by the IASB defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

b.
Fair value of the Group's financial assets and financial liabilities measured at fair value on a recurring basis

Some of the Group's financial assets and financial liabilities are measured at fair value at the end of each reporting period. The following table gives information about how the fair values of these financial assets and financial liabilities are determined (in particular, the valuation technique(s) and inputs used).

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2023, 2024, and 2025

(in millions of KZT)

Financial assets/ financial liabilities	2024	2025	Fair value hierarchy	Valuation technique(s) and key input(s)

Non-derivative financial assets at FVTOCI (Note 11)	22,898	237,573	Level 1	Quoted prices in an active market.
Non-derivative financial assets at FVTOCI (Note 11)	1,463,463	908,299	Level 2	Quoted prices in markets that are not active.
Non-derivative financial assets at FVTOCI (Note 11)	3,261	9,347	Level 3	DCF method with weighted average discount ratio 14.1%
Unlisted equity investments classified as financial assets at FVTOCI	60	63	Level 3	Adjusted net assets based on most recent published financial statements of unlisted companies with discount for marketability and liquidity. Discount ratios varies from 10% to 30%.
Derivative financial assets (Note 11)	17,149	747	Level 2

DCF method. Future cash flows are estimated based on forward exchange rates (from observable forward exchange rates at the end of the reporting period) and contract forward rates, discounted at a rate that reflects the credit risk of various counterparties.

Investment funds at FVPTL (Note 11)	-	21,717	Level 2	Quoted prices in markets that are not active.
Derivative financial liabilities (Note 22)	262	7,059	Level 2

DCF method. Future cash flows are estimated based on forward exchange rates (from observable forward exchange rates at the end of the reporting period) and contract forward rates, discounted at a rate that reflects the credit risk of various counterparties.

As at 31 December 2024, the fair value of the investment securities in Level 2 includes short-term and long-term sovereign debt securities of KZT 356,712 million and KZT 820,340 million, respectively.

As at 31 December 2025, the fair value of the investment securities in Level 2 includes short-term and long-term sovereign debt securities of KZT 177,483 million and KZT 589,517 million, respectively. Those investment securities are by nature and for regulatory purposes treated as high quality liquid assets, but are classified as Level 2 due to insufficient trading on regulated market.

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2023, 2024, and 2025

(in millions of KZT)

The reconciliation of Level 3 fair value measurements of financial assets is presented as follows:

Fair value through other comprehensive income
	Unquoted debt securities	Total

1 January 2024	2,322	2,322

Total gains or losses
- in profit or loss	-	-
- in other comprehensive income	939	939
Purchases	-	-
Issues	-	-
Disposals/settlements	-	-
Transfer into level 3
Transfers out of level 3	-	-

31 December 2024	3,261	3,261

Total gains or losses
- in profit or loss	-	-
- in other comprehensive income	6,086	6,086
Purchases	-	-
Issues	-	-
Disposals/settlements	-	-
Transfer into level 3	-	-
Transfers out of level 3	-	-

31 December 2025	9,347	9,347

During the twelve months ended 31 December 2025, there were no transfers between Level 1, Level 2 and Level 3.

c.
Fair value of financial assets and financial liabilities that are not measured at fair value on a recurring basis (but fair value disclosures are required).

Except as detailed in the following table, management of the Group considers that the carrying amount of financial assets and financial liabilities recognized in the consolidated financial statements approximate their fair values.

	2024
	Carrying amount	Fair value	Fair value hierarchy

Due from banks	37,908	37,330	Level 2
Loans to customers	5,746,600	5,663,357	Level 3
Due to banks	24,474	24,474	Level 2
Customer accounts	6,561,950	6,515,258	Level 2
Debt securities issued	51,050	49,838	Level 2
Subordinated debt	62,416	60,645	Level 2
Trade liabilities	22,454	22,454	Level 3

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2023, 2024, and 2025

(in millions of KZT)

	2025
	Carrying amount	Fair value	Fair value hierarchy

Due from banks	51,951	51,220	Level 2
Loans to customers	7,172,162	7,315,342	Level 3
Due to banks	16,183	16,183	Level 2
Customer accounts	7,531,286	7,463,854	Level 2
Debt securities issued	331,992	342,495	Level 2
Subordinated debt	161	161	Level 2
Trade liabilities	346,401	346,401	Level 3

Assets and liabilities for which fair value approximates carrying value

For financial assets and liabilities that have a short-term maturity (less than 3 months), it is assumed that the carrying amounts approximate to their fair value. This assumption is also applied to demand deposits and savings accounts without a maturity.

Due from banks

The estimated fair value of term due from banks is determined by discounting the contractual cash flows using interest rates currently offered for due from banks with similar terms.

Loans to customers

Loans to individual customers are made at fixed rates. The fair value of fixed rate loans has been estimated by reference to the market rates available at the reporting date for loans with similar maturity profile.

Due to banks

The estimated fair value of due to banks is determined by discounting the contractual cash flows using interest rates currently offered for due to banks with similar terms.

Customer accounts

The estimated fair value of term deposits is determined by discounting contractual cash flows using interest rates currently offered for deposits with similar terms. For current accounts which are non-interest bearing, the Group considers fair value to equal carrying value, which is equivalent to the amount payable on the balance sheet date.

Debt securities issued, subordinated debt

Debt securities issued and subordinated debt are valued using quoted prices.

Trade liabilities

Trade liabilities are short-term in nature, it is assumed that the carrying values approximate to their fair value.

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2023, 2024, and 2025

(in millions of KZT)

29.
Regulatory matters

The management of Kaspi Bank JSC (“the Bank”) monitors capital adequacy ratio based on requirements of standardized approach of Basel Committee of Banking Supervision “Basel III: A global regulatory framework for more resilient banks and banking systems” (December 2010, updated in June 2011).

The capital adequacy ratios calculated on the basis of the Bank’s consolidated financial statements under Basel III with updated RWA methodology are presented in the following table:

	2024	2025

Tier 1 capital (k1.2)	17.6%	19.6%
Total capital (k.2)	18.3%	19.6%

The Bank complies with NBRK’s capital requirements. The minimum regulatory capital adequacy requirements are 6.5% for k1.2 and 8% for k.2, excluding a conservation buffer of 3% and systemic buffer of 1% for each.

The following table presents Bank’s capital adequacy ratios in accordance with the NBRK requirements:

	2024	2025

Tier 1 capital (k1.2)	12.6%	12.7%
Total capital (k.2)	12.7%	12.7%

30.
Risk management policy

The Group permanently advances it’s risk management environment, to fit up-to-date challenges and risks the Group is exposed to. The Group is exposed to the following types of risks: credit risk, liquidity risk and market risk.

Credit risk

The Group is exposed to credit risk, which is the risk that a customer will be unable to pay amounts in full when due. The Group’s credit risk exposure arises primarily from our consumer finance business through the Fintech Platform. To manage credit risk during loan origination, the Group centralized all processes related to decision making, verification and accounting through it’s headquarters. The Group has developed an automated, centralized and big data-driven proprietary loan approval process that enables it to make instant credit decisions. The risk management division is responsible for maintaining credit risk assessment models and decision-making process. The quality of approved loans are monitored by risk management division on day-to-day basis with periodical validation of the models.

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2023, 2024, and 2025

(in millions of KZT)

During the credit decision process, the Group uses proprietary risk algorithms and predictive credit risk assessment models for the evaluation of the risks of potential borrowers using statistical modelling based on (i) a wealth of proprietary internal data such as application, transactional, behavioral, shopping and payment history information, which is supplemented by (ii) external data such as data received from credit bureaus (First Credit Bureau LLP and State Credit Bureau JSC) and pension centre (the State Pension Payment Centre) with regard to each customer.

The additional proprietary data constantly accumulated around the Group’s customers’ activity that enables it to continuously deepen its credit decision process.

The risk management division, in terms of credit risk, consists of independent modelling, anti-fraud, monitoring and provisioning division.

Maximum Exposure

The Group’s maximum exposure to credit risk varies significantly and is dependent on both individual risks and general market economy risks. For financial assets recorded on statements of financial position, the maximum exposure equals to a carrying value of those assets prior to any offset or collateral. For financial guarantees and other contingent liabilities the maximum exposure to credit risk is the maximum amount the Group would have to pay if the guarantee was called on or in the case of commitments, if the loan amount was called on.

As at 31 December 2024 and 2025, the maximum exposure to credit risk after offset and collateral was equal to its carrying value of all financial assets except for loans to customers.

As at 31 December 2024 and 2025, the maximum exposure to credit risk after offset and collateral of loans to customers were KZT 5,086,464 million and KZT 6,281,705 million, respectively.

Collateral held as security and other credit enhancements

The Group holds collateral or other credit enhancements to mitigate credit risk associated with financial assets. The main types of collateral obtained are as follows:

•
For reverse repurchase transactions – securities;
•
For loans to customers that are secured – charges over real estate properties and vehicles.

Although, the Group uses collateral as credit enhancement to mitigate its exposure to credit risk, major part of its loan portfolio is represented by unsecured loans. Thus, as at 31 December 2024 and 2025, unsecured gross carrying amount of loans to customers were KZT 5,359,101 million and KZT 6,606,933 million, respectively.

As at 31 December 2024 and 2025, credit impaired loans with a net carrying value of
KZT 29,418 million and KZT 37,469 million, respectively were either fully or partially collateralized, reflecting the extent to which collateral and other credit enhancements mitigate credit risk.

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2023, 2024, and 2025

(in millions of KZT)

Credit quality of financial assets

The tables below present information about the significant changes in the gross carrying amount of loans to customers during the period that contributed to changes in the allowance for impairment losses during the years ended 31 December 2024 and 2025:

	Stage 1	Stage 2	Stage 3
	12-month ECL	Lifetime ECL	Lifetime ECL	POCI	Total

Loans to customers at amortized cost

Gross carrying amount as at 1 January 2024	4,048,478	55,804	363,703	10,504	4,478,489

Changes in the gross carrying amount
- Transfer to Stage 1	65,305	(13,657)	(51,648)	-	-
- Transfer to Stage 2	(76,678)	102,681	(26,003)	-	-
- Transfer to Stage 3	(266,377)	(24,694)	291,071	-	-
New loans to customers originated or purchased	4,507,341	-	-	21,310	4,528,651
Loans to customers that have been repaid or derecognized	(2,830,265)	(33,883)	(18,736)	(8,678)	(2,891,562)
Write-offs	-	-	(89,272)	-	(89,272)
Recovery from off-balance loans to customers	-	-	16,137	-	16,137

Gross carrying amount as at 31 December 2024	5,447,804	86,251	485,252	23,136	6,042,443

	Stage 1	Stage 2	Stage 3
	12-month ECL	Lifetime ECL	Lifetime ECL	POCI	Total

Loans to customers at amortized cost

Gross carrying amount as at 1 January 2025	5,447,804	86,251	485,252	23,136	6,042,443

Changes in the gross carrying amount
- Transfer to Stage 1	78,937	(17,388)	(61,549)	-	-
- Transfer to Stage 2	(118,983)	153,117	(34,134)	-	-
- Transfer to Stage 3	(378,113)	(55,316)	433,429	-	-
New loans to customers originated or purchased	5,348,309	-	-	(1,934)	5,346,375
Loans to customers that have been repaid or derecognized	(3,719,369)	(41,284)	(24,301)	(1,321)	(3,786,275)
Write-offs	-	-	(118,895)	-	(118,895)
On acquisition of subsidiary	32,578	4,420	4,944	-	41,942
Recovery from off-balance loans to customers	-	-	18,336	-	18,336

Gross carrying amount as at 31 December 2025	6,691,163	129,800	703,082	19,881	7,543,926

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2023, 2024, and 2025

(in millions of KZT)

The Group uses an internal rating model to classify individually significant loans to customers in different risk categories:

	Stage 1	Stage 2	Stage 3
	12-month ECL	Lifetime ECL	Lifetime ECL	POCI	Total

Loans to customers that are individually assessed for impairment
Grades: Low to fair risk	5,120	-	-	-	5,120
Grade: Impaired	-	-	5,260	-	5,260
Loans to customers that are collectively assessed for impairment	5,442,684	86,251	479,992	23,136	6,032,063
Total gross carrying amount	5,447,804	86,251	485,252	23,136	6,042,443
Allowance for impairment losses	(77,521)	(22,378)	(193,759)	(2,185)	(295,843)
Carrying amount as at 31 December 2024	5,370,283	63,873	291,493	20,951	5,746,600

	Stage 1	Stage 2	Stage 3
	12-month ECL	Lifetime ECL	Lifetime ECL	POCI	Total

Loans to customers that are individually assessed for impairment
Grades: Low to fair risk	4,172	-	-	-	4,172
Grade: Impaired	-	-	4,428	-	4,428
Loans to customers that are collectively assessed for impairment	6,686,991	129,800	698,654	19,881	7,535,326
Total gross carrying amount	6,691,163	129,800	703,082	19,881	7,543,926
Allowance for impairment losses	(74,162)	(26,061)	(270,058)	(1,483)	(371,764)
Carrying amount as at 31 December 2025	6,617,001	103,739	433,024	18,398	7,172,162

	Stage 1	Stage 2	Stage 3
	12-month ECL	Lifetime ECL	Lifetime ECL	Total

Due from banks
High grade (A- and higher)	36,464	-	-	36,464
Investment grade (BBB+ - BBB-)	1,328	-	-	1,328
Investment grade (BB+ - B-)	123	-	-	123
Total gross carrying amount	37,915	-	-	37,915
Allowance for impairment losses	(7)	-	-	(7)
Carrying amount as at 31 December 2024	37,908	-	-	37,908

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2023, 2024, and 2025

(in millions of KZT)

	Stage 1	Stage 2	Stage 3
	12-month ECL	Lifetime ECL	Lifetime ECL	Total

Due from banks
High grade (A- and higher)	49,946	-	-	49,946
Investment grade (BBB+ - BBB-)	962	-	-	962
Not rated	1,051	-	-	1,051
Total gross carrying amount	51,959	-	-	51,959
Allowance for impairment losses	(8)	-	-	(8)
Carrying amount as at 31 December 2025	51,951	-	-	51,951

	Stage 1	Stage 2	Stage 3
	12-month ECL	Lifetime ECL	Lifetime ECL	Total

Investment debt securities
High grade (A- and higher)	36,415	-	-	36,415
Investment grade (BBB+ - BBB-)	1,373,391	-	-	1,373,391
Non-Investment grade (BB+ - B-)	4,957	-	-	4,957
Not rated	70,614	567	3,261	74,442
Carrying amount as at 31 December 2024	1,485,377	567	3,261	1,489,205

	Stage 1	Stage 2	Stage 3
	12-month ECL	Lifetime ECL	Lifetime ECL	Total

Investment debt securities
High grade (A- and higher)	243,391	-	-	243,391
Investment grade (BBB+ - BBB-)	867,166	-	-	867,166
Non-Investment grade (BB+ - B-)	2,395	-	-	2,395
Not rated	37,624	3,663	561	41,848
Carrying amount as at 31 December 2025	1,150,576	3,663	561	1,154,800

Financial assets, other than loans to customers and other financial assets, are graded according to their external credit ratings issued by an international rating agencies, such as Standard and Poor’s, Fitch and Moody’s Investors Services. The highest possible rating is AAA.

	A- and higher	BBB+ to BBB-	BB+ to B-	CCC+ and lower	Not rated	Total
Gross carrying value
31 December 2024
Cash and cash equivalents, excluding cash on hand	203,364	210,591	1,077	273	7,247	422,552
Mandatory cash balances with NBRK	-	57,307	-	-	-	57,307
Due from banks	36,457	1,328	-	-	130	37,915
Investment securities and derivatives	48,687	1,378,268	4,957	-	75,620	1,507,532

31 December 2025
Cash and cash equivalents, excluding cash on hand	137,756	445,137	133,683	-	5,203	721,779
Mandatory cash balances with NBRK	-	305,126	-	-	-	305,126
Due from banks	41,946	962	2,420	-	6,631	51,959
Investment securities and derivatives	243,712	867,317	24,039	-	43,012	1,178,080

As at 31 December 2024 and 2025, all loan commitments and financial guarantee contracts of the Group are classified in Stage 1 (12-month ECL) and have “low to fair” risk grade.

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2023, 2024, and 2025

(in millions of KZT)

Modified loans to customers

As a result of the Group’s forbearance activities loans to customers might be modified. Modification doesn't lead to a material change in the net present value (“NPV”), therefore the Group doesn't recognise a modification gain/loss.The following tables refer to modified loans to customers where modification does not result in derecognition.

Loans to customers (with allowance for impairment losses based on lifetime ECL) modified during the years ended 31 December 2024 and 2025:

	2024	2025
Gross carrying amount of loans to customers that are impaired after modification but not NPL as at 1 January	68,029	80,012
Gross carrying amount of modified loans to customers within period	157,179	201,556
Loans to customers transferred to non impaired category (cured loans)	(92,276)	(121,395)
Loans to customers transferred to NPL	(33,178)	(46,539)
Repaid loans to customers	(19,742)	(43,644)
Gross carrying amount of loans to customers that are impaired after modification but not NPL as at 31 December	80,012	69,990

The net carrying amount of loans to customers at time of modification, that are modified during the years ended 31 December 2024 and 2025 were KZT 117,763 million and
KZT 160,156 million, respectively. The gross carrying amount of modified loans to customers for which the allowance for impairment losses changed from lifetime to 12-month ECL in the years ended 31 December 2024 and 2025 were KZT 38,744 million and KZT 101,774 million, respectively

Macro sensitivity

The Group has performed a sensitivity analysis on its loan portfolio. For the purpose of ECL estimation the Group assumes a scenario of a 1 percentage point shift of the nominal Exchange rate of USD and base rate KZT.

A shift in the baseline nominal Exchange rate of USD by +/- 1 percentage point with respective correction of upside and downside scenarios lead to change in loss allowance amount by

KZT -1,447/+1,407 million respectively.

A shift in baseline Short-term interest rate by +/- 1 percentage point with respective correction of upside and downside scenarios lead to change in loss allowance amount by
KZT -1,386/ +1,381 million respectively.

Scenario for the nominal USD/KZT exchange rate:

•
5.20% and 1.31% for years 2026 and 2027 respectively as the baseline scenario;
•
1.57% and -2.31% for years 2026 and 2027 respectively as upside scenario;
•
8.83% and 4.94% for years 2026 and 2027 respectively as downside scenario.

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2023, 2024, and 2025

(in millions of KZT)

Scenario for the base rate KZT:

•
17.3% and 13.9% for years 2026 and 2027 respectively as the baseline scenario;
•
16.41% and 13.01% for years 2026 and 2027 respectively as upside scenario;
•
17.3% and 14.79% for years 2026 and 2027 respectively as downside scenario.

Liquidity risk

The liquidity management framework of the Group mainly consists of following instruments:

-
Assessment of sufficient level of high quality liquid assets;
-
Cash flow forecasting;
-
Diversification of funding;
-
Social media marketing;
-
Up-to-date contingent funding plan.

The liquidity risk is managed considering specific aspects of Kazakhstan economy, in particular limited funding instruments and possible dollarization due to currency devaluation expectations.

The Group devotes great significance to social media marketing, to support the brand of the Group and mitigate various risks such as liquidity and reputational risks. The division of social media marketing covers mass media, social networks, blogs and other sources of information, available to current or potential customers.

A major part of the Group’s obligations consists of customer accounts of individuals, with nominal maturity under 2 years. However, 92% of deposits in 2025 were rolled over, which absent a liquidity event such as a run on the bank, allows the Group to maintain a long-term stable funding base. The average amount of individuals’ customer accounts balance is
KZT 1,296 thousand as at 31 December 2025, which is another indicator of diversification and stability of the funding base.

The Group retains a significant amount of high quality liquid assets, which consists mainly of cash, deposits within NBRK, short-term and mid-term notes of NBRK and bonds issued by the Ministry of Finance of the Republic of Kazakhstan.

Market risk

Price Risk

The Group's market risk arises from fluctuations in the value of financial instruments because of changes in market prices whether those changes are caused by factors specific to the individual instrument or factors affecting all instruments traded in the market. The Group has established various limits on operations with securities, including instrument specific limits, in order to balance profit and risk in the securities portfolio. The Group's portfolio is predominantly comprised of Kazakhstan government debt securities.

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2023, 2024, and 2025

(in millions of KZT)

Interest rate risk

The contractual maturities of assets and liabilities of the Group has modest gaps, which provides possibilities of instant reactions on changes of market interest rates. The Group has significant amounts of high quality liquid assets with a short maturity which helps to minimize the sensitivity to a sharp increase of interest rates in case of a liquidity shortfall on the market.

An analysis of the financial assets and liabilities liquidity and interest rate risks is presented in the following table on discounted basis:

	Up to 1 month	1 month to 3 months	3 months to 1 year	1 year to 5 years	Over 5 years	2024 Total
Cash and cash equivalents	388,707	6	-	-	-	388,713
Due from banks	2,267	2,315	33,016	310	-	37,908
Investment securities	153,419	81,250	358,229	627,589	268,718	1,489,205
Loans to customers	485,611	728,514	2,242,972	2,039,044	250,459	5,746,600
Total interest bearing financial assets	1,030,004	812,085	2,634,217	2,666,943	519,177	7,662,426

Cash and cash equivalents	230,757	-	-	-	-	230,757
Mandatory cash balances with National Bank of the Republic of Kazakhstan	57,307	-	-	-	-	57,307
Derivative financial assets	1,011	2,340	7,126	6,672	-	17,149
Investment securities	417	-	-	-	60	477
Other financial assets	29,793	-	-	-	-	29,793
Total non-interest bearing financial assets	319,285	2,340	7,126	6,672	60	335,483
Total financial assets	1,349,289	814,425	2,641,343	2,673,615	519,237	7,997,909

Due to banks	24,474	-	-	-	-	24,474
Customer accounts	672,334	970,692	3,738,339	46,994	5,776	5,434,135
Debt securities issued	51,050	-	-	-	-	51,050
Subordinated debt	3,300	-	59,116	-	-	62,416
Total interest bearing financial liabilities	751,158	970,692	3,797,455	46,994	5,776	5,572,075

Customer accounts	1,127,815	-	-	-	-	1,127,815
Trade liabilities	-	22,454	-	-	-	22,454
Derivative financial liabilities	133	129	-	-	-	262
Other financial liabilities	18,992	-	-	-	-	18,992
Total non-interest bearing financial liabilities	1,146,940	22,583	-	-	-	1,169,523
Total financial liabilities	1,898,098	993,275	3,797,455	46,994	5,776	6,741,598
Guarantees issued and similar commitments	250	32	423	5,251	-	5,956
Total financial liabilities and commitments	1,898,348	993,307	3,797,878	52,245	5,776	6,747,554
Liquidity surplus/(gap)	(549,059)	(178,882)	(1,156,535)	2,621,370	513,461
Cumulative liquidity surplus/(gap)	(549,059)	(727,941)	(1,884,476)	736,894	1,250,355

Interest sensitivity surplus/(gap)	278,846	(158,607)	(1,163,238)	2,619,949	513,401
Cumulative interest sensitivity surplus/(gap)	278,846	120,239	(1,042,999)	1,576,950	2,090,351

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2023, 2024, and 2025

(in millions of KZT)

	Up to 1 month	1 month to 3 months	3 months to 1 year	1 year to 5 years	Over 5 years	2025 Total
Cash and cash equivalents	706,448	-	-	-	-	706,448
Due from banks	2,135	1,930	47,886	-	-	51,951
Investment securities	54,601	270,644	177,690	500,541	151,325	1,154,801
Loans to customers	882,217	919,753	2,705,255	2,662,182	2,755	7,172,162
Total interest bearing financial assets	1,645,401	1,192,327	2,930,831	3,162,723	154,080	9,085,362

Cash and cash equivalents	196,695	-	-	-	-	196,695
Mandatory cash balances with National Bank of the Republic of Kazakhstan	305,126	-	-	-	-	305,126
Derivative financial assets	22,378	2,073	6	-	80	24,537
Investment securities	418	-	-	-	63	481
Other financial assets	57,019	40,406	-	-	-	97,425
Total non-interest bearing financial assets	581,636	42,479	6	-	143	624,264
Total financial assets	2,227,037	1,234,806	2,930,837	3,162,723	154,223	9,709,626

Due to banks	15,712	471	-	-	-	16,183
Customer accounts	1,496,544	1,414,973	3,379,009	37,009	5,776	6,333,311
Debt securities issued	-	-	5,420	326,572	-	331,992
Total interest bearing financial liabilities	1,512,256	1,415,444	3,384,429	363,581	5,776	6,681,486

Customer accounts	1,197,975	-	-	-	-	1,197,975
Trade liabilities	255,758	84,530	6,113	-	-	346,401
Derivative financial liabilities	1,010	1,747	4,302	-	-	7,059
Other financial liabilities	39,485	373	4,773	9,224	-	53,855
Total non-interest bearing financial liabilities	1,494,228	86,650	15,188	9,224	-	1,605,290
Total financial liabilities	3,006,484	1,502,094	3,399,617	372,805	5,776	8,286,776
Guarantees issued and similar commitments	-	218	-	5,055	-	5,273
Total financial liabilities and commitments	3,006,484	1,502,312	3,399,617	377,860	5,776	8,292,049
Liquidity surplus/(gap)	(779,447)	(267,506)	(468,780)	2,784,863	148,447
Cumulative liquidity surplus/(gap)	(779,447)	(1,046,953)	(1,515,733)	1,269,130	1,417,577

Interest sensitivity surplus/(gap)	133,145	(223,117)	(453,598)	2,799,142	148,304
Cumulative interest sensitivity surplus/(gap)	133,145	(89,972)	(543,570)	2,255,572	2,403,876

As at 31 December 2024 and 2025, guarantee deposits in favour of international payments systems included in due from banks were KZT 37,782 million and KZT 43,940 million, respectively.

Based on prior experience, the Group considers it highly unlikely that all customer accounts seek repayment on maturity. Historically the majority of such deposits are rolled over.

Interest rate sensitivity analysis

The Group manages fair value interest rate risk through periodic estimation of potential losses that could arise from adverse changes in market conditions. The Risk Management Department conducts monitoring of the Group’s current financial performance, estimates the Group’s sensitivity to changes in interest rates and its influence on the Group’s profitability.

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2023, 2024, and 2025

(in millions of KZT)

The sensitivity analysis includes interest rate risk, which has been determined based on “reasonably possible changes in the risk variable”. The level of these changes is determined by management and is contained within the risk reports provided to key management personnel.

As at 31 December 2025, the impact on profit before income tax due to a +/-3 p.p. change in interest rate amounted -/+ KZT Nil (2024: -+/- KZT Nil).

As at 31 December 2025, the impact on equity due to a +/-3 p.p. change in interest rate amounted KZT -49,348 million /KZT+55,739 million (2024: KZT -74,854 million/
KZT+85,862 million).

Currency risk

The Group manages its currency risk by keeping modest open currency position. The Group only issues loans to customers in tenge, which protects the Group from hidden currency risk in case of a currency devaluation.

The Group’s exposure to foreign currency exchange rate risk is presented in the table below:

	Tenge	USD USD 1 = KZT 525.11	EUR EUR 1 = KZT 546.74	Other currency	2024 Total
Non-derivative financial assets

Total non-derivative financial assets	7,552,496	388,027	25,336	14,899	7,980,758

Non-derivative financial liabilities
Total non-derivative financial liabilities	6,153,015	579,664	6,247	2,673	6,741,599

NET POSITION ON NON-DERIVATIVE FINANCIAL INSTRUMENTS	1,399,481	(191,637)	19,089	12,226

Derivative financial instruments
Accounts payable on spot and derivative contracts	(251,281)	(95,760)	(59,595)	(2,709)	(409,345)
Accounts receivable on spot and derivative contracts	69,674	316,929	43,192	1,340	431,135
NET POSITION ON DERIVATIVE FINANCIAL INSTRUMENTS	(181,607)	221,169	(16,403)	(1,369)	21,790

NET POSITION	1,217,874	29,532	2,686	10,857

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2023, 2024, and 2025

(in millions of KZT)

	Tenge	USD USD 1 = KZT 505.53	EUR EUR 1 = KZT 593.44	TRY TRY 1 = KZT 11.80	Other currency	2025 Total
Non-derivative financial assets

Total non-derivative financial assets	8,883,016	563,151	20,214	199,829	18,883	9,685,093

Non-derivative financial liabilities
Total non-derivative financial liabilities	7,060,636	903,121	9,884	310,435	2,861	8,286,937

NET POSITION ON NON-DERIVATIVE FINANCIAL INSTRUMENTS	1,822,380	(339,970)	10,330	(110,606)	16,022

Derivative financial instruments
Accounts payable on spot and derivative contracts	(299,866)	(21,304)	(70,085)	-	(63,232)	(454,487)
Accounts receivable on spot and derivative contracts	17,418	316,357	62,938	537	61,127	458,377
NET POSITION ON DERIVATIVE FINANCIAL INSTRUMENTS	(282,448)	295,053	(7,147)	537	(2,105)	3,890

NET POSITION	1,539,932	(44,917)	3,183	(110,069)	13,917

Currency risk sensitivity analysis

The Group analyzed sensitivity to an increase and decrease in the USD, EUR and TRY against the KZT. +/-25% is the sensitivity rate for USD, EUR and +25%/-50% is the sensitivity rate for TRY used when reporting foreign currency risk internally to key management personnel and represents management’s assessment of the possible change in foreign currency exchange rates. The sensitivity analysis includes only outstanding foreign currency denominated monetary items and adjusts their translation as at 31 December 2024 and 2025.

As at 31 December 2025, the impact on profit or loss and on equity due to +/-25% change in USD rate were KZT +/-11,229 million (2024: KZT +/-7,383 million).

As at 31 December 2025, the impact on profit or loss and on equity due to +/-25% change in EUR rate were KZT +/- 796 million (2024: KZT +/- 672 million).

As at 31 December 2025, the impact on profit or loss and on equity due to +25% and -50% change in TRY rate were KZT -27,517 million and KZT +55,035 million, respectively
(2024: KZT Nil).

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2023, 2024, and 2025

(in millions of KZT)

31.
Condensed financial information - parent company only

As described in Note 29, the Bank must comply with NBRK’s capital requirements. Further, the Bank cannot lend more than 10% of Bank’s total capital to the Company, which restricts the use of the Bank’s net assets.

The Group performed a test on the restricted net assets of its bank subsidiary and concluded that the restricted net assets exceed 25% of the consolidated net assets of the Group as at 31 December 2024 and 2025.

The following is condensed financial information for the Company.

Condensed Statements of Profit or Loss and Other Comprehensive Income for the years ended 31 December 2023, 2024, and 2025

	2023	2024	2025
REVENUE	602,138	776,807	775,668
Dividend income from banking subsidiaries*	283,352	285,206	223,535
Dividend income from other subsidiaries*	296,700	467,500	518,500
Interest income	22,324	22,707	23,151
Marketing income	-	-	20,889
Net (losses) gains on foreign exchange operations	(238)	1,394	(10,454)
Fees and commission income	-	-	47

COSTS AND OPERATING EXPENSES	(24,544)	(20,826)	(36,826)
General and administrative expenses	(24,528)	(20,810)	(20,242)
Interest expense	-	-	(16,534)
Fee and commission expense	(16)	(16)	(32)
Provision expenses	-	-	(18)
NET INCOME BEFORE TAX	577,594	755,981	738,842

Income tax	(3,705)	(4,058)	(2,966)

NET INCOME	573,889	751,923	735,876

OTHER COMPREHENSIVE INCOME	-	-	34

TOTAL COMPREHENSIVE INCOME	573,889	751,923	735,910

* Joint Stock Company Kaspi.kz directly holds 100% ownership interest in Kaspi Group JSC, the parent company of banking group and indirectly holds 98.95% ownership interest in Kaspi Bank JSC through Kaspi Group JSC. As allowed under IAS 27.10, the investment in banking subsidiaries and other subsidiaries were accounted for under the cost method. Using the equity method, the income in undistributed earnings of banking subsidiaries were
KZT 8,607 million, KZT 11,030 million and KZT 15,721 million for 2023, 2024, and 2025, respectively, and the income in undistributed earnings of other subsidiaries were KZT 78,196 million, KZT 34,690 million and
KZT 30,150 million for 2023, 2024, and 2025, respectively.

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2023, 2024, and 2025

(in millions of KZT)

Condensed Statements of Financial Position as at 31 December 2024 and 2025

	2024	2025

ASSETS:
Cash and cash equivalents	324,993	506,361
Investments in banking subsidiaries*	171,107	171,107
Investments in other subsidiaries*	39,103	703,818
Investment securities and derivatives	-	215,524
Current income tax assets	-	143
Other assets	1,352	2,026

TOTAL ASSETS	536,555	1,598,979

LIABILITIES:
Debt securities issued	-	331,992
Other liabilities	155	1,112

TOTAL LIABILITIES	155	333,104

EQUITY:
Issued capital	130,144	130,144
Treasury shares	(151,521)	(169,985)
Revaluation reserve of financial assets	-	34
Share-based compensation reserve	31,777	27,938
Retained earnings	526,000	1,277,744

TOTAL EQUITY	536,400	1,265,875

TOTAL LIABILITIES AND EQUITY	536,555	1,598,979

* Using the equity method, the investment in banking subsidiaries were KZT 221,293 million and
KZT 233,595 million for 31 December 2024 and 2025, respectively, and the investment in other subsidiaries were KZT 204,620 million and KZT 869,386 million for 31 December 2024 and 2025, respectively.

In accordance with NBRK regulations, dividends paid by the Bank to the Company are subject to certain limitations.

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2023, 2024, and 2025

(in millions of KZT)

Condensed Statements of Cash Flows

For the Years ended 31 December 2023, 2024, and 2025

	2023	2024	2025
CASH FLOWS FROM OPERATING ACTIVITIES:
Interest income received	18,991	19,303	23,577
Interest paid	-	-	(21,954)
Fees and commissions received	-	-	47
Fees and commissions paid	(16)	(16)	(32)
Marketing income received	41	-	20,889
General and administrative expenses paid	(3,669)	(3,548)	(8,395)

Cash flows from operating activities before changes in operating assets and liabilities	15,347	15,739	14,132

Changes in operating assets and liabilities
Other assets	426	(821)	(815)
Other liabilities	80	(14)	956

Cash inflow from operating activities before income tax	15,853	14,904	14,273
Income tax paid	(539)	(587)	(2,966)
Net cash inflow from operating activities	15,314	14,317	11,307
CASH FLOWS FROM INVESTING ACTIVITIES:
Dividends received from subsidiaries	580,052	752,706	742,035
Proceeds on disposal of financial assets at FVTOCI	-	-	336,907
Purchase of financial assets at FVTOCI	-	-	(587,234)
Acquisition of subsidiary, net of cash acquired			(552,834)
Sale of investments in subsidiaries	-	5,000	-
Purchase of investments in subsidiaries			(33,721)

Net cash (outflow)/ inflow from investing activities	580,052	757,706	(94,847)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issue of debt securities	-	-	326,047
Dividends paid	(560,132)	(646,056)	-
Purchase of treasury shares	(60,703)	(2,852)	(21,907)
Net cash inflow/(outflow) from financing activities	(620,835)	(648,908)	304,140

Effect of changes in foreign exchange rate on cash and cash equivalents	(279)	1,394	(39,232)
NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	(25,748)	124,509	181,368

CASH AND CASH EQUIVALENTS, beginning of period	226,232	200,484	324,993

CASH AND CASH EQUIVALENTS, end of period	200,484	324,993	506,361

32.
Business combination

On 29 January 2025, we completed strategic acquisition that is complementary to our business and operations, including opportunities that we believe can help us further improve growth across all our platforms and strong financial performance. The Group acquired 65.41% share in Hepsiburada.

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2023, 2024, and 2025

(in millions of KZT)

The amounts recognised in respect of the identifiable assets acquired and liabilities assumed as at the date of acquisition are set out in the table below:

ASSETS:
Cash and cash equivalents	43,962
Financial assets at FVTPL	3,492
Due from banks	1,924
Loans to customers	11,104
Property, equipment and intangible assets	342,875
Inventory	101,431
Other assets	78,882
TOTAL ASSETS	583,670
Due to banks	15,685
Trade liabilities	207,877
Other liabilities	112,245
TOTAL LIABILITIES	335,807
Total identifiable assets acquired and liabilities assumed	247,863

The non-controlling interest recognised at the acquisition date was measured as a proportionate share of the identifiable net assets and amounted to KZT 85,736 million.

Goodwill on acquisition

Total consideration	582,444
Plus: Non-controlling interests	85,736
Less: Fair value of identifiable net assets acquired	(247,863)
Foreign exchange translation differences	1,908
Goodwill on acquisition	422,225

The goodwill on acquisition is primarily related to sales growth from future product and service offerings, new customers and expected synergies from the combination. None of the goodwill is expected to be deductible for income tax purposes.

The measurement period adjustments are incorporated into the business combination accounting. Intangible assets, represented by trademark and customer base, acquired in a business combination are recognised initially at their fair value at the acquisition date (which is regarded as their cost) and have definite useful life. The useful life of the trademark is determined by the estimated period over which customer loyalty and marketing support are expected to generate economic benefits, useful life can be extended upon the execution of specific brand development initiatives and identifiable capital investments that demonstrably enhance the asset’s economic life. Carrying value of trademark and customer base as at the acquisition date is KZT 225,130 million and KZT 33,634 million, respectively. The measurement period adjustments resulted in a corresponding increase of deferred tax liabilities amounted to KZT 64,691 million, increase of non-controlling interest amounted to
KZT 67,287 million and decrease of goodwill amounted to KZT 126,786 million.

The acquired business contributed revenues of KZT 1,036,582 million and net loss of

KZT 68,034 million to the Group for the period from 29 January 2025 to 31 December 2025.
If the acquisition had occurred on 1 January 2025, consolidated pro-forma revenue and net loss for the period ended 31 December 2025 would have been KZT 1,115,710 million and
KZT 67,250 million, respectively.

Joint Stock Company Kaspi.kz

Notes to Consolidated Financial Statements (Continued)

For the Years Ended 31 December 2023, 2024, and 2025

(in millions of KZT)

33.
Subsequent events

On 5 January 2026, the Group entered into a stock purchase agreement of
32,885,686 ordinary shares of Hepsiburada for USD 97 million. At the date of authorization of these consolidated financial statements, the Group holds 85.17% of the voting rights in Hepsiburada.

On 27 February 2026, the 7th buy-back program, which was approved in November 2025 in the amount of up to USD 100 million, was completed. A total of 1,297,131 ADSs for
KZT 50,274 million were repurchased.

On 27 February 2026, the Board of Directors of the Company proposed a dividend of
KZT 850 per share, subject to shareholder approval.